UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549

                              Form 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                      NEW-ERA TRADING GROUP, INC.
             (Name of Small Business Issuer in its charter)

FLORIDA                                           65-0093914
(State or other jurisdiction of        (I.R.S. Employer Identification No.)
incorporation or organization)

7511 N.W. FIRST COURT
PEMBROKE PINES, FLORIDA                                      33024
(Address of principal executive offices)                   (Zip Code)

Issuer's telephone number  (954) 894-3696  Facsimile number (954) 894-3676

Securities to be registered under Section 12(b) of the Act:

Not applicable

Securities to be registered under Section 12(g) of the Act:

Common Stock, $.001 par value per share

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Forward-looking Statements

This registration statement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and
Section 27A of the Securities Act of 1933, as amended, and is subject to the safe harbors created by those sections. These forward-looking statements are subject to significant risks and uncertainties, including information included under Items 1 and 2 of this registration statement, which may cause actual results to differ materially from those discussed in such forward-looking statements. The forward-looking statements within this registration statement are identified by words such as "believes", "anticipates", "expects", "intends", "may", "will" and other similar expressions regarding the Company's intent, belief and current expectations. However, these words are not the exclusive means of identifying such statements. In addition, any statements which refer to expectations, projections or other characterizations of future events or circumstances and statements made in the future tense are forward-looking statements. Readers are cautioned that actual results may differ materially from those projected in the forward-looking statements as a result of various factors, many of which are beyond the control of the Company. The Company undertakes no obligation to publicly release the results of any revisions to these forward-looking statements which may be made to reflect events or circumstances occurring subsequent to the filing of this registration statement with the Commission. Readers are urged to carefully review and consider the various disclosures made by the Company in this registration statement.

ITEM 1.  DESCRIPTION OF BUSINESS

Business Development Since Inception

New-Era Trading Group, Inc., (the "Company") was incorporated in Florida in December 1988, under the name "Gardner Marketing Services, Inc." Management believes that from incorporation until 1992, the Company was essentially dormant. In September 1992, the Company began an effort to develop an import/export business. Initially, the Company imported a single consumer product from Brazil. In March 1994, the founder of the Company and his wife sold their entire stock interest in the Company to a third party and withdrew from all involvement with the Company. In May 1994, the Company changed its name to New-Era Trading Group, Inc. Subsequently, the Company added importation and distribution of two additional Brazilian products (one of which it also sought to distribute in Europe) and terminated importation of its initial Brazilian product. Being unable to establish an adequate market, quality control and gross profit margins for these products, the Company terminated trade in the Brazilian products and undertook the importation and distribution of a line of food products from Ecuador. The Company was unable to raise sufficient additional capital to support the marketing effort for the products or for any further business activity and ceased all business operations in February 1998. In connection with the cessation of business, the Company liquidated all of its assets (primarily a limited amount of office furnishings and equipment). At the present time the Company has returned to developmental and promotional stages. The Company is now a "shell" company conducting no business operation, other than its limited efforts to seek merger partners or acquisition candidates. The Company does not have any employees or own any assets, other than its trademark, which one of the Company's directors and former president expects to retain personally in any Business Combination, in view of the expectation that the trademark is unlikely to have any value to the business enterprise following any merger or acquisition.

Planned Pursuit of a Business Combination

The Company plans to seek a merger, exchange of capital stock, asset acquisition or other similar business combination (a "Business Combination") with an operating or development stage business (the "Target Business") which desires to employ the Company to become a reporting corporation under the Securities Exchange Act of 1934, as amended, ("Exchange Act"). The Company has elected to register it's common stock, $.01 value (the "Common Stock") pursuant to this Form 10-SB registration statement on a voluntary basis in order to create a reporting "shell" company. Concurrent with filing this registration, the Company is seeking a securities broker-dealer to become a market maker for the Company's Common Stock and to sponsor the quotation thereof on the OTC Bulletin Board operated by the National Association of Securities Dealers, Inc. The Company believes that registration (i.e., becoming a fully reporting company under the Exchange Act) and having its Common Stock quoted on the OTC Bulletin Board, whether or not bid and asked quotations are actually published from time to time, will make the Company more attractive to a Target Business which is seeking a shell company with which to merge or by which to be acquired. The sole cost to a Target Business of merging with or being acquired by the Company, other than normal professional fees related to the transaction and required filings with the Commission, will be an obligation to pay off the Company's existing liabilities of approximately $107,000. The Company's current directors and officers, who coincidentally considered as a group are the Company's controlling stockholders at the date of this registration statement, do not expect to sell any Common Stock which they now own to the Target Business or its affiliates in connection with a Business Combination. The payment of the Company's accrued liabilities are expected to be the Target Business' entire direct cost of entering into a Business Combination with the Company.

Reasons the Company may be Attractive as a Shell Company

The Company believes that the amount required to pay off its liabilities (approximately $107,000) is less than the typical price currently being charged by others to acquire control of a "fully reporting shell company".
The Company was not created from scratch to be a shell company. The Company has a defined business history, audited financial statements and no contingent liabilities or unknown liabilities. The Company has approximately 270 stockholders of record and 15,020,960 shares of Common Stock outstanding (following a reverse stock split immediately prior to this registration statement), all of which was issued between 1988 and 1998 to the founders, to subsequent management and to investors in the Company's efforts to capitalize and establish itself as a going concern. Of the issued and outstanding shares of Common Stock, 6,455,820 shares are owned by "affiliates" of the Company (directors, officers and persons who own more than ten percent) and are therefore subject to public resale in compliance with Rule 144 of the Securities Act of 1933, as amended (the "Securities Act") for so long as the holders remain affiliates. Any persons who acquires or agrees to acquire, otherwise in a public market transaction, shares of the Company's Common Stock from these affiliates at a time they are affiliates will purchase a "restricted security" which is subject to public resale only in compliance with Rule 144. The Company's current affiliates do not expect to sell any of their holdings in the Company to the affiliates of the Target Business, since the stock held by the current affiliates is expected to become part of the Company's "public float", after such persons cease to be the Company's affiliates, and therefor facilitate development of a public trading market for the Company's Common Stock. Sales by the Company's current affiliates of all or part of their holdings in the Company to the affiliates of the Target Business cannot be rule out altogether, because such future affiliates may believe it is not necessary to have a public float of approximately one million share to develop a public trading market and may accordingly desire to purchase some or all of the holdings of current affiliates. The Company's stockholders other than its current affiliates will not be able to participate in any such sales to affiliates of the Target Business.
Activities Designed to Locate a Target Business

Upon the effectiveness of this registration statement and satisfaction of all comments posed by the Commission's staff, the Company intends to seek (a) a market maker to sponsor the quotation of the Company's Common stock on the OTC Bulletin Board (if not previously identified) and (b) business opportunities for the purpose of effectuating a Business Combination with a Target Business which management believes to possess significant growth and profit potential. The Company intends to seek opportunities demonstrating the potential of long term growth as opposed to short term earnings. The Company may effect a Business Combination with a Target Business which may be financially unstable, in its early stages of development or growth and involve a high degree of risk. The Company will not restrict its search to any specific business, industry or geographical location, and the Company may participate in a business venture of virtually any kind or nature. None of the Company's present directors and officers expect to remain associated in any operational, managerial or executive capacity with or as directors of the Company following a Business Combination. Nor does present management of the Company expect to be involved in management of or as an investor in the Target Business before a Business Combination. Present management expects the management of the Target Business will assume management of the Company following the Business Combination. Presently, the Company has no plan, proposal, agreement, understanding or arrangement and is not conducting any discussions to acquire or merge with any specific business or company, and the Company has not identified any specific business or company for investigation and evaluation. Furthermore, the Company has no budget or funding set aside for that purpose. Any investigation, discussion, negotiation and acquisition of a Target Business, if any, will be paid for by the Company's present management. Pursuant to resolution of the Company's board of directors, no Business Combination may occur prior to the Company obtaining the requisite audited financial statements required pursuant to Form 8-K (or its equivalent) promulgated under the Exchange Act.

The discussion of the proposed business under this caption and throughout this registration statement is purposefully general and is not meant to be restrictive of the Company's virtually unlimited discretion to search for and enter into a Business Combination.

Special Considerations

As a shell company, the Company faces special risks inherent in the investigation, acquisition or involvement in a business opportunity, whether it is in the development stage or is an operating company with a purported history of success. Especially in a Business Combination with a Target Company which is in the development stage, the Company expects to face all of the unforeseen costs, expenses, problems and difficulties generally experienced by such companies. And, the Target Company may have a "going concern" qualification to its audit report. The Company is dependent upon its directors and officers for efforts to effectuate a Business Combination.

Due to the Company's financial condition, the Target Business is expected to be primarily motivated by a desire to establish a public trading market for its shares, while avoiding what it might deem to be the adverse consequences of undertaking a public offering itself, such as difficulty in obtaining an underwriter, time delays, uncertainty of success and significant expenses incurred to comply with the Securities Act that regulates initial public offerings. A Target Business might desire, among other reasons, to create a public market for their shares in order to enhance liquidity for current shareholders, to facilitate raising capital through the public or private sale of additional securities or to have securities eligible for public trading with which to acquire additional businesses or assets. The Company's present management expects any Target Business to require additional funding, of which there is no assurance.

At the date of this registration statement, the Company's common stock is not quoted in any public quotation medium (principally the "Pink Sheets" and the OTC Bulletin Board) or traded in any public stock market (either NASDAQ or a securities exchange). The Company's present management believes it is unlikely a public trading market for the Company's Common Stock will develop until after a Business Combination occurs, even if the Company obtains a sponsoring market maker which is approved to publish quotations for the Common Stock on the OTC Bulletin Board. There is no assurance that a viable public trading market for the Company's Common Stock will ever develop either before or after a Business Combination. Common Stock or other securities which the Company issues in consideration for a Business Combination are expected to be issued in a transaction not involving a public offering pursuant to an exemption from registration under the Securities Act and therefore classified as a "restricted security" subject to the limitations on resale, including a one year holding period during which no public resales can be made without registration, imposed by Rule 144 promulgated under the Securities Act. It is likely that those persons receiving the restricted Common Stock will be affiliates (directors, officers and principal stockholders) of the Target Business and of the Company following the Business Combination; and, such securities owned by them will continue to be subject to the limitations of Rule 144 as long as the holders remain affiliates of the Company. Initially, only the approximately one million shares of Common Stock which the Company presently has issued and outstanding will be available for resale in a public securities market, should one develop. Any of those shares held by persons who continue to be after or become in connection with the Business Combination affiliates of the Company will be resalable only in compliance with the requirements of Rule 144. The Company does not expect to provide to any stockholder with any right to register restricted Common Stock under the Securities Act; but, any such registration would be within the discretion of the Company's new management following a Business Combination. See "Market for Common Equity and Related Stockholder Matters".

Unspecified Industry and Target Business

The Company is not limited to the type of business, the industry in which it operates or the geographic location where it is located in its selection of a Target Business. The Company's efforts in identifying a prospective Target Business are expected to emphasize businesses primarily located in the United States; however, the Company reserves the right to acquire a Target Business located exclusively or primarily outside of the United States. In seeking a Target Business, the Company will consider, without limitation, businesses which (i) offer or provide services or develop, manufacture or distribute goods in the United States or abroad, including, without limitation, in the following areas: real estate, health care and health products, educational services, environmental services, consumer-related products and services (including amusement, entertainment and/or recreational services), personal care services, voice and data information processing and transmission and related technology development, or (ii) is engaged in wholesale or retail distribution. The Company has not selected any particular industry, geographic area or market or any Target Business on which to focus its Business Combination efforts. Accordingly, the Company is only able to make general disclosures concerning the risks and hazards of completing a Business Combination with a Target Business since there is presently no current basis for the Company to evaluate the possible merits or risks of the Target Business or the particular industry in which the Company may ultimately operate. To the extent the Company effects a Business Combination with a financially unstable company or an entity in its early stage of development or growth (including entities without established records of sales or earnings), the Company will become subject to numerous risks inherent in the business and operations of financially unstable and early stage or potential emerging growth companies. In addition, to the extent that the Company effects a Business Combination with a Target Business in an industry characterized by a high level of risk, the Company will become subject to the currently unascertainable risks of that industry. An extremely high level of risk frequently characterizes certain industries which experience rapid growth, changing or obsolescent technologies. Although present management will endeavor to evaluate the merits and risks of the Target Business, there is no assurances their evaluation will be complete or valid, or that current management is qualified to make such evaluation.

Probable Lack of Business Diversification

The Company has no financial or other resources. While the Company may, under certain circumstances, seek to effect a Business Combination with more than one Target Business, as a result of its limited resources, the Company will, in all likelihood, have the ability to effect only a single Business Combination while it remains a shell company. Accordingly, the prospects for the Company's success are expected to be entirely dependent upon the future performance of a single business. Unlike certain entities that have the resources to consummate several Business Combinations or entities operating in multiple industries or multiple segments of a single industry, it is highly likely that the Company will not have the resources to diversify its operations or benefit from the possible spreading of risks or offsetting of losses. The Company's probable lack of diversification could subject the Company to numerous economic, competitive and regulatory developments, any or all of which may have a material adverse impact upon the particular industry in which the Company may operate after completing a Business Combination. The prospects for the Company's success may be dependent upon the development or market acceptance of a single or limited number of products, processes or services. Accordingly, there is no assurance the Target Business will prove to be commercially viable.

Limited Ability to Evaluate Target Business and Its Management

Although the Company intends to closely scrutinize the business and management of a prospective Target Business in connection with evaluating the desirability of effecting a Business Combination, there is no assurance the scrutiny and resulting assessment of management will prove to be correct, especially since none of the Company's current directors and officers are professional business analysts. See "Directors, Executive Officers, Promoters and Control Persons". Accordingly, the Company will be entirely dependent upon the efforts, experience and ability of the management of the Target Business who are unidentifiable at this time. In addition, there is no assurance the future management will have the necessary skills, qualifications or abilities to manage a publicly owned and traded company. The Company may also seek to recruit additional managers to supplement the incumbent management of the Target Business; but, any such recruitment would be within the discretion and judgment of the Target Business' management. There is no assurance the Company will have the ability to recruit additional managers, or that additional managers will have the requisite skill, knowledge or experience necessary or desirable to enhance the Target Business' incumbent management.

No Opportunity for Stockholder Evaluation or Approval of Business Combinations

The Company's stockholders will not have an opportunity to evaluate the specific merits and risks or and financial or other information about the Target Business and will have no control over the decision to effect or not effect a Business Combination with any potential Target Business.
Stockholders of the Company who are not directors and officers will, in all likelihood, not have the opportunity to evaluate the Target Company until after the Company has entered into an agreement to effectuate a Business Combination. Even then, stockholders will have an opportunity to evaluate the Target Company, only in the event stockholder approval is required by Florida corporate law for the Business Combination; but, it is likely the Business Combination will be structured in such a way as to avoid a requirement for stockholder approval. As a result, non-affiliate shareholders of the Company are expected to be almost entirely dependent on the judgment and experience of the Company's current management in the selection and ultimate consummation of a Business Combination. In addition, under Florida law, the form of Business Combination could eliminate dissenters' rights (i.e., the right to receive fair payment with respect to the Company's Common Stock) which stockholders who are not in favor of the proposed Business Combination would have in the event the Business Combination took another form. Since the Company's Common Stock has little to no value at the present time, management believes that any Business Combination will probably increase the value of the Common Stock to a level in excess of the amount recoverable upon exercise of dissenters' rights.

The Company does not expect the Business Combination to involve a "control share acquisition" as defined in Section 607.0902 of the Florida Business Corporation Act, because the structure of the Business Combination is not expected to hinge on the acquisition of outstanding securities. Control share acquisitions disenfranchise the acquiring party for a period of time from voting the acquired shares in favor of a business combination, thereby placing the approval of the business combination in the hands of minority stockholders. In the event the Business Combination would otherwise involve a "control share acquisition", the Company's board of directors can be expected to approve such acquisition, thereby removing it from application of the control share acquisition statute. Such removal will eliminate the minority stockholders' right to evaluate the Company's proposed Business Combination.

Selection of a Target Business and Structuring of a Business Combination

The Company cannot estimate the time that it will take to identify a Target Business and complete a Business Combination. This process could require many months or years. And, there is no assurance the Company will be able to complete a Business Combination on terms favorable to the Company. The Company might identify a Target Business and effectuate a Business Combination which proves to be unsuccessful for any number of reasons and risk factors which cannot be identified either at this time or at the date of the Business Combination. If this occurs, the Company's its stockholders, including present management, might not realize any value or only limited value in the Common Stock which they own.

The Company's management anticipates that the selection of a Target Business will be complex and involve risks, some of which will be and remain undefined. Competition for better business opportunities among promoters of shell companies is intense. Many promoters of shell companies have more experience than the Company's present management has, having engaged in numerous business combinations, having an established reputation and having an extensive network of contact who refer possible Target Businesses to them. Many of the better business opportunities are suitable for underwritten public offerings or other conventional means of capital formation and have no interest in utilizing a shell company to achieve a public trading market. The Company's search for a Target Business requires maximum flexibility inasmuch as the Company will be required to consider various factors and circumstances which may preclude meaningful direct comparison among the various business enterprises, products or services investigated. The Company's probable lack of diversification will not permit the Company to offset potential losses from one venture against potential profits from another. Management of the Company will have unrestricted discretion in identifying and selecting a prospective Target Business.

In evaluating a prospective Target Business, management expects to consider, among other factors, the following factors which are not listed in any particular order of priority or importance:

    -  financial condition and results of operations of the Target Business;

    - growth potential and forecasted financial performance of the Target Business and the industry in which it operates;

    - experience and skill of management and availability of additional personnel of the Target Business;

    -  capital requirements of the Target Business;

    - the availability of a transaction exemption from registration pursuant to the Securities Act and the proxy solicitation requirements of the Exchange Act for the Business Combination;

    -  the location of the Target Business;

    -  competitive position of the Target Business;

    - stage of development of the product, process or service of the Target Business;

   - degree of current or potential market acceptance of the product, process or service of the Target Business;

   - possible proprietary features and possible other protection of the product, process or service of the Target Business, including trade secrets, patents and copyrights;

   - regulatory environment of the industry in which the Target Business operates;

   -  costs associated with effecting the Business Combination; and

   -  percentage of equity required by stockholders of the Target Business.

The foregoing criteria are not intended to be exhaustive. The Company's management expects any evaluation of the merits and risks of a particular Business Combination will be based on other relevant considerations, in addition to the above factors. The Company's management anticipates the historical operations of a Target Business may not necessarily be indicative of the potential for the future for a variety of reasons. The Company may engage in a Business Combination with a newly organized firm or with a firm which is entering a new phase of growth. These reasons include, but are not limited to, possible start-up or development stage enterprise, possible need to change marketing approach, possible future availability of capital, possible changes in management and additional staffing and other reasons. The Company will be dependent upon its new management inherited from the Target Business to implement its business plan, identify problems and take effective corrective action. The Company will incur further risks, because in many instances, the product or service, as well as the management, of the Target Business will not have been proven.

The Company's limited funds and the lack of full-time management will likely make it impracticable to conduct a complete and exhaustive investigation and analysis of a Target Business before the Company commits to a Business Combination. Management decisions, therefore, will likely be made based entirely upon information provided entirely by the Target Business, which may not include detailed feasibility studies, independent analysis, market surveys and the like which, if the Company had more funds available to it, would be
desirable to obtain.   The Company's management expects to conduct a due
diligence review of the Target Business which will encompass, among other things, meetings with its management, examination of its products or services, inspection of facilities and review of financial statements and contracts which are made available to the Company. The information provided by the Target Company may prove to have been either negligently or intentionally inaccurate or misleading and it is likely current management would not discover it to be so. The time and costs required to select and evaluate a Target Business (including conducting a due diligence review) and to structure and consummate the Business Combination (including negotiating relevant agreements and preparing requisite documents for filing pursuant to applicable securities laws and state "blue sky" and corporation laws) cannot presently be ascertained with any degree of certainty. The Company's management intends to devote only a very small portion of their individual time to the affairs of the Company and, accordingly, consummation of a Business Combination may require a greater period of time than if management devoted its full time to the Company's affairs. Each of the Company's directors and officers, being its only personnel, have full time executive and professional occupations outside of the Company. Any costs incurred by the Company will be contributed by its management, which intends to limit the amount of such contributions to a minimum. Management has not established a budget for expenses or a maximum amount for contributions.

The Company anticipates that it will locate possible Target Businesses primarily through the relationships of its management with other business persons and professionals. Accordingly, the opportunities to identify possible Target Businesses is expected to be more limited than they might otherwise be if the Company advertised or its management had been engaged in shell corporation promotion prior to the Company. The Company does not intend to engage in any discussions with prospective Target Businesses until after the effective date of this registration statement. The Company does not intend to complete a Business Combination with a Target Business in which the Company's management has a pecuniary interest. The Company does not intend to advertise or promote itself in any financial or trade publications, but it may utilize the Internet if an appropriate forum can be identified. Although there are no current plans to do so, the Company may engage the services of professional firms that specialize in finding business acquisitions, in which case the Company or the Target Business would pay a finder's fee or other compensation. Since the Company has no current plans to utilize any outside consultants or advisors to assist in a Business Combination, no policies have been adopted regarding their use, the criteria to be used in selecting such consultants or advisors, the services they would provided, the term of service, or the amount of fees that may be paid. Because of the limited resources of the Company, it is likely that any such fee the Company agrees to pay would be paid in shares of Common Stock or be paid in cash by the Target Business. In no event will the Company pay a finder's fee or commission, either in cash or stock, to a director or officer of the Company or any entity with which he is affiliated, or otherwise compensate them in connection with their efforts to locate a Target Business.

Expected Accounting Treatment of a Business Combination

The Company expects the Business Combination to be treated as a "reverse merger" under generally accepted accounting principals and for reporting purposes under the Exchange Act. Reverse merger treatment provides essentially that the financial statements of the acquired company (the Target Business) replace the Company's historical financial statements, with certain adjustments to account for the Company's assets (none), liabilities (approximately $107,000) and stockholders' equity.

Federal Income Tax Considerations

As a general rule, federal and state tax laws and regulations have a significant impact upon the structuring of business combinations. The Company will evaluate the possible tax consequences of any prospective Business Combination and will endeavor to structure a Business Combination so as to achieve the most favorable tax treatment to the Company, the Target Business and their respective stockholders. There is no assurance that the Internal Revenue Service or relevant state tax authorities will ultimately assent to the Company's tax treatment of a particular consummated Business Combination. To the extent the Internal Revenue Service or any relevant state tax authorities ultimately prevail in recharacterizing the tax treatment of a Business Combination, there may be adverse tax consequences to the Company, the Target Business and their respective stockholders. Tax considerations, as well as other relevant factors, will be evaluated in determining the precise structure of a particular Business Combination, which could be effected through various forms of a merger, consolidation or stock or asset acquisition. The change in control and change in the Company's business, both of which are expected to result with a Business Combination, will eliminate the Company's net operating loss carry forwards for federal income tax purposes.

Expected Dilution in Ownership of Current Stockholders and Change in Control

The Company expects to issue a substantial number of additional shares in connection with the consummation of a Business Combination, perhaps as much as ninety percent or more of the issued and outstanding share of the Company's Common Stock following the Business Combination. Issuance of additional shares by the Company would result in a decrease in the percentage ownership of the Company's present stockholders. In addition, the issuance of additional securities and their potential sale in any trading market which might develop in the Company's Common Stock, for which there is presently no trading market and there is no assurance one will develop, could depress the price of the Company's Common Stock in any such market which may develop.

The management of the Target Business is expected to take control of the Company and its present management will have no control. To the extent that such additional shares are issued, dilution to the interests of the Company's stockholders will occur. There is no assurance as to the experience or qualification of the Target Business' management.

Impact of Having No Funds or Resources

The Company does not have any funds or resources. The Company's management is not obligated to provide any funding to assist with the search for a Target Business or a resulting Business Combination. The Company is either unable, due to its financial condition and prospects, or unwilling at the present time either to borrow or sell securities for funding purposes. Any such borrowing or capital formation will be dependent upon the management of the Target Business. The unwillingness and inability of the Company to borrow funds for infusion of capital into a Target Business may have a material adverse effect on the Company's ability to consummate a Business Combination with a desirable Target Business. Any borrowing or sale of securities, or both, are expected to be dependent upon the results of the Business Combination, the financial condition and prospects of the Company thereafter and the Company's future management.

Impact of Compliance with Federal Securities Laws

Securities of the Company which are issued in the Business Combination will be issued in reliance upon exemptions from registration under applicable federal and state securities laws. The Company intends primarily to target only those companies where an exemption from registration would be available. Since the Target Business has not been identified, there is no assurances the Company will be able to rely on such exemptions. Registration of securities typically requires significant costs and time delays are typically encountered. If registration of the securities is required, the costs thereof would have to be paid by the Target Business.

Allocation of Management Time and Conflicts of Interest

The Company's directors and officers are employed full time in executive or professional positions and business activities with enterprises other than the Company. Each of the Company's directors and officers expects to devote minimal time to the affairs of the Company in the search for a Target Business and consummation of a Business Combination. They expect the interests of their respective other enterprises or practices to take priority over the Company's needs and interests. Furthermore, the Company's directors and officers may come upon, discover or be presented with business opportunities which could be Target Businesses for the Company and yet divert such opportunities to their own employers, business activities or clients other than the Company. With respect both to the allocation of their respective time and efforts and to steering of business opportunities toward or away from the Company, the Company's directors and officers will have a conflict of interest which they will in all likelihood be unable to resolve in a commercially or professionally equitable manner. Management expects any business opportunity which would be desirable as both a Target Business for the Company and an acquisition for the other business activity of a Company director or officer's other employer, business activity or client will be directed away from the Company. Accordingly, the Company can expect to consider only those business opportunities which are undesirable to or do not have a "fit" with such other employer, business activity or client. The Company's directors and officers have not been, are not now and do not expect to become directors and officers of other shell companies; but, there is no assurance one or more of them will not do so in the future, including at a time while the Company is still looking for a Target Business.

Investment Company Act and Other Regulation

The Company does not intend to effect a Business Combination which would result in its classification as an "investment company" under the Investment Company Act of 1940 (the "Investment Act"). The Company does not intend to acquire less than eighty percent of the outstanding securities of the Target Business, such acquisition being for purposes of being in control of the Target Business. Accordingly, the Company does not anticipate the resale of any securities of the Target Business in the public securities market, except the sale of securities to be issued and sold pursuant to a registration statement under the Securities Act. Furthermore, the Company does not believe the status of any securities acquired in the Target Business as restricted securities will have any impact on or consequences to the Company, because the Company expects such securities to be acquired for long term investment and for purposes of directly operating and exercising control over the Target Business.

The Company may acquire a Target Business in an industry which is regulated or licensed by federal, state or local authorities. The Company cannot predict what regulations and licensing requirements, if any, to which the Company could become subject. Compliance with such regulations can be expected to be a time consuming and expensive process.

Penny Stock Regulations - State Blue Sky Restrictions - Restrictions on Marketability

The U.S. Securities and Exchange Commission (the "Commission") has adopted regulations which generally define a "penny stock" to be any equity security with a market price (as defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. The Company expects its Common Stock to be covered by the penny stock rules, at least initially and perhaps indefinitely. The penny stock rules impose additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors (generally institutions with assets in excess of $5,000,000 or individuals with either a net worth in excess of $1,000,000 or an annual income exceeding $200,000 individually or $300,000 jointly with their spouse). For transactions covered by the penny stock rules, the broker-dealers must make a special suitability determination for the purchase and receive the purchaser's written agreement of the transaction prior to the sale. Consequently, the rule may adversely affect the ability of broker-dealers sell the Company's securities, and even their interest in handling such securities sales, and also may adversely affect the ability of stockholders of the Company to sell their shares in the public securities market.

In addition, the Securities and Exchange Commission has adopted a number of other rules to regulate "penny stocks". Such rules include Rules 3a51-1, 15g-1, 15g-2, 15g-3, 15g-4, 15g-5, 15g-6, and 15g-9 under the Exchange Act.
During any period the Company's Common Stock is a "penny stock", these rules will apply to the Company and to its Common Stock. The rules may further adversely affect the ability of the Company's stockholders to sell their shares in any public market which might develop.

Stockholders should be aware that, according to Commission Release No. 34-29093, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include (i) control of the market for the security by one or a few broker-dealers who are often related to the promoter or issuer; (ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (iii) "boiler room" practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (iv) excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and (v) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequent investor losses. The Company's management is aware of the abuses that have occurred historically in the penny stock market. Although the Company does not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to the Company's securities.

No public trading market in the Company's securities presently exists. In light of the restrictions concerning shell companies contained in many state blue sky laws and regulations, it is not likely that a trading market will be created in the Company's securities until such time as a Business Combination occurs with a Target Business. There is no assurance a public trading market will develop for the Company's Common Stock following a Business Combination. The Company presently has 15,020,960 shares of Common Stock outstanding, all of which are "restricted securities", as defined under Rule 144 under the Securities Act, in that such shares were issued in transactions not involving a public offering. Notwithstanding that all the issued and outstanding shares are "restricted securities", 12,965,575 shares have been held for more than two years, including 9,385,005 shares held by non-affiliates and 3,580,570 shares held by affiliates of the Company. Because the 12,965,575 shares have been outstanding for more than two years, only the 3,580,570 shares held by affiliates are subject to the requirements and limitations of Rule 144; and, even the shares held by affiliates will be relieved of such requirements and limitations upon termination of the holders' affiliation with the Company, which could be expected as a result of a business combination. The 2,055,385 shares approved for issued on February 21, 2000, primarily in liquidation of outstanding common stock purchase options and warrants, will not become eligible for resale to the public by the various holders until after February 21, 2001. Out of the 2,055,385 shares recently approved for issuance, 1,452,820 shares are held by affiliates.

Competition for Target Businesses

The Company expects to encounter intense competition from other shell companies. Many of these shell companies have promoters and management who have extensive experience and contacts in the shell company arena. Many of these competitors possess financial, marketing, technical, personnel and other resources which the Company does not have. There is no assurance the Company will be able to compete successfully for a more attractive Target Business. Accordingly, the Company may be forced to select a less attractive Target Business, which may involve more risk and uncertainty and less potential and opportunity for the stockholders to realize value in the Common Stock. Management believes the Company's status as a fully reporting public company will make it more attractive compared to publicly owned shell companies which are not fully reporting. A recent change in the eligibility rules for quotation on the OTC Bulletin Board are resulting in removal from quotation of companies who are not fully reporting. The Company believes this rule change will result in a decrease in the number of shell companies quoted in that medium and concurrently spur management of such shell companies to file registration statements in the same manner as the Company is filing this registration statement, especially if the shell company is or has been quoted on the OTC Bulletin Board.

Uncertainty of Competitive Environment of Target Business

In the event that the Company succeeds in effecting a Business Combination, the Company will, in all likelihood, become subject to intense competition from competitors of the Target Business. In particular, certain industries which experience rapid growth frequently attract an increasingly larger number of competitors, including competitors with increasingly greater financial, marketing, technical and other resources than the initial competitors in the industry. The degree of competition characterizing the industry of any prospective Target Business cannot presently be ascertained. There can be no assurances that, subsequent to a Business Combination, the Company will have the resources to compete effectively, especially to the extent that the Target Business is in a high-growth industry.

Federal Securities Law Compliance

Fully reporting companies, like the Company beginning on the effective date of this registration statement, are required by the Exchange Act to furnish stockholders certain information about material acquisitions, including audited financial statements for a Target Business with respect to one or more fiscal years, depending upon whether or not the Target Business is a small business issuer. Consequently, the Company's policy is to only effect a Business Combination with a Target Business that has available the appropriate audited financial statements. Maintenance of compliance with the regular annual, quarterly and other reporting requirements, and with the proxy solicitation rules for annual and special meetings of stockholders (including the solicitation of consents) is expensive and time consuming. There is no assurance the Target Business will have the resources to remain in compliance with these requirements. A failure to remain in compliance will disqualify the Company from quotation of its Common Stock on the OTC Bulletin Board.

Employees

The Company has no personnel. The Company's limited activities related to efforts to recruit a market maker, register under the Exchange Act and complete a Business Combination are being conducted by the directors and officers around their full time employment by other businesses or their normal professional practices.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

	The Company is presently a development stage company conducting no business operation, other than its efforts to effect a Business Combination with a Target Business which the Company considers to have significant growth potential. Since the Company terminated its business operation in February 1998, the Company has neither engaged in any operations nor generated any revenue. It receives no cash flow. The Company will carry out its plan of business as discussed above. See "Description of Business". The Company does not have any liquidity and capital resources prior to the consummation of a Business Combination or whether its Target Business with which the Company effectuates a Business Combination will have any liquidity or capital resource, or that it will not diminish that which it has at the date of a Business Combination. The continuation of the Company's business is dependent upon its management's voluntary coverage of the expenses of its limited activities, which coverage can be terminated at any time, effectuate a Business Combination and ultimately, engage in future profitable operations.

Presently, the Company does not have any resources or funding commitments to meet expected expenses for the next 12 months. The Company does not generate any cash revenue or receive any type of cash flow. Possible expenses for the next twelve months cannot be estimated at the present time. Any funding voluntarily provided by current management will be represented by promissory notes bearing simple interest at prime plus 2% or by the issue of Common Stock.

Prior to the occurrence of a Business Combination, the Company may be required to raise capital through the sale or issuance of additional securities in order to ensure that the Company can meet its operating costs prior to the effectuation of a Business Combination. As of the date of this registration statement, no commitments of any kind to provide additional funds have been obtained, and the current management is under no obligation to provide such funds. There are no agreements or understandings of any kind with respect to any loans from such persons on behalf of the Company. Accordingly, there is no assurance that any additional funds will be available to the Company to allow it to cover its necessary expenses. In the event the Company can no longer borrow funds from its current management, and the Company elects to raise additional capital prior to the effectuation of a Business Combination, it expects to do so through the private placement of restricted securities rather than through a public offering. The Company does not currently contemplate making any securities offering, a Regulation S offering or borrowing any money from third parties who are not part of current management.

ITEM 3.  DESCRIPTION OF PROPERTY

The Company has no facilities or properties. The Company's limited activities related to efforts register under the Exchange Act, to recruit a market maker and complete a Business Combination are being conducted from the offices of the directors and officers at which their full time employment is located, as well as from their homes. The address of the Company's office at its president's home, and its telephone number at that address are for convenience and as a personal accommodation while seeking a Target Business.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The names of directors and officers and the name of each person who owns legally and beneficially more than five percent of the Company's issued and outstanding Common Stock at the date of this Prospectus, the address of each such person, the number of shares which each owns and the percentage of the outstanding Common Stock represented by such shares is set forth in the following table.

Name                               Number of shares                 Percentage
J. Stuart Grant
311 Palmetto Lane                    3,218,000 (1)                   21.43
Largo, Florida 33770
Steven L. Hocke
7511 N.W. First Court                2,122,500 (2)                   14.13
Pembroke Pines, Florida 33024
Ronald L. Mallett
2716 Victorian Oaks Drive              580,000 (3)                    3.86
Jacksonville, Florida 32223
Jackson L. Morris
3116 West North A Street               535,320 (4)                    3.56
     Tampa, Florida 33609-1544
Directors and officers
as a group (4 persons)               6,455,820                       42.98
Sergia Quijano
2140 Taylor Street, Apt. 903           765,000 (5)                    5.09
     San Francisco, California 94133

(1)  2,505,500 shares acquired more than two years ago.
(2) 1,847,500 shares acquired more than two years ago. Beneficial ownership of 1,047,500 shares held jointly by Mr. Hocke and his wife.
(3)  500,000 shares acquired more than two years ago.
(4)  150,000 shares acquired more than two years ago.
(5)  All shares acquired more than two years ago.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The names, ages and terms of office of directors and executive officers of the Company are set forth in the following table.

Name                Age   All positions with Company         Director since
J. Stuart Grant     40    Director                                 1992
Steven L. Hocke     47    Director and President                   1995
Ronald L. Mallett   49    Director and Chief Financial Officer     1997
Jackson L. Morris   56    Director and Secretary                   1997

Each director is elected by holders of a majority of the Common Stock to serve for a term of one year and until his successor is elected and qualified. Directors were last elected by the stockholders in 1996 and those directors have continued in office until the present time. Officers serve at the will of the board. Directors have been compensated for their services by the issuance of the Options which have been converted into a lesser number of shares of Common Stock. The Company does not have any agreement to pay compensation to its presently incumbent directors or officers. Any future compensation payable to directors will be in the discretion of the board of directors taking office following a Business Combination. The presently incumbent directors and officers expect to resign in connection with a Business Combination; provided, the retiring board expects to elect the persons designated by the board of the Target Business as directors to fill vacancies created by such resignations. None of the presently incumbent directors and officers are, nor have they been within the last five years, directors or officers of shell companies, except for Mr. Hocke who was for period of approximately five months a director of Fuji Electrocell Corp. and in which capacity he was not involved in locating a merger partner for that company.

J. Stuart Grant is a director and the controlling stockholder. Mr. Grant joined the Company in 1992 and served as its president from that time until June 1999. Mr. Grant is the founder, a director and president on a full time basis of 1 Global City.Com, Inc., a Florida corporation, which is developing a Web site on the Internet, provides Web design and development services and information technology services to others and is distributing business card size cd-roms. Between February and November 1998, when Mr. Grant founded 1 Global City.Com, Inc., Mr. Grant essentially was not employed. Mr. Grant was employed with Home Federal Bank from 1986 to 1987 as a branch manager and with Barnett Bank from 1987 to 1988 in the commercial credit department. He was employed as a registered representative with the investment banking firms of Shearson, Lehman Brothers from 1988 to 1990, with Smith Barney from 1990 to 1991 and with Raymond James and Associates from 1991 to 1992. In the securities brokerage business, Mr. Grant customers were primarily individual investors. Mr. Grant earned a Bachelor of Business Administration degree
(1986) from Morehead State University in Kentucky.

Steven L. Hocke is a director and, since February 1998, the president of the Company, has been for the past fifteen years and is now an independent mortgage broker. From 1994 to the present, Mr. Hocke has been affiliated as an independent mortgage broker with Mid America Funding Corporation at its office in Fort Lauderdale, Florida. From 1985 to 1994, Mr. Hocke was affiliated as an independent mortgage broker with Residential Mortgage Services, Inc. in Fort Lauderdale, Florida. Mr. Hocke also has a real estate sales license and is affiliated with Jalmark Real Estate in Pembroke Pines, Florida. Mr. Hocke is a director and vice president of 1 Global City.Com, Inc. He earned a B.S. degree in elementary education (1975) from Valparaiso University in Valparaiso, Indiana and a M.E. degree in education (1986) from Nova University, in Davie, Florida.

Ronald L. Mallett, a director and treasurer of the Company, is a Vice President and the General Manager of Thigpen Heating & Cooling, Inc. of Jacksonville, Florida, employment which he started in June 1997. From 1990 to June 1997, Mr. Mallett was a vice president of Certified Air Contractors, Inc. of Jacksonville, Florida. Both Thigpen Heating & Cooling, Inc. and Certified Air Contractors, Inc. are regional heating, air conditioning and refrigeration contractors with annual sales of approximately $4 million and $3 million, respectively. Mr. Mallett's duties with each company include sales and operations. Mr. Mallett is a member of the Occupational License Tax Equity Study Commission, a post appointed by the mayor of Jacksonville, Florida, for one year beginning 1995. From 1990 to 1995, Mr. Mallett was the president of Jacksonville Air Conditioning Contractors Association and in 1990 and 1991 he was a member of the board of the American Subcontractors Association, North Florida Chapter. Beginning in 1994 to the present Mr. Mallett has served on several committees of the Associated General Contractors of North Florida and was elected to the board of that organization in 1996. Mr. Mallett is a director and the executive vice president of 1 Global City.Com, Inc. Mr. Mallett retired from the U.S. Marine Corps in 1990 with the rank of Captain after twenty-three years of service. Mr. Mallett earned a B.S. degree in occupational education (1985) from Southern Illinois University.

Jackson L. Morris, Esq., a director and secretary of the Company, is an attorney in private practice since 1992. He practiced law in Tampa and St. Petersburg, Florida with the law firm of Harris, Barrett, Mann & Dew in 1991 and 1992. Mr. Morris was a founding member of the St. Petersburg, Florida law firm of Greene & Mastry, P.A. in 1984, practicing law with that firm until 1991 and with its predecessor from 1982 to 1984. Mr. Morris' law practice has been primarily in the areas of general corporate, securities and contract law. Mr. Morris is a member of The Florida Bar, The State Bar of Georgia (inactive) and The District of Columbia Bar. He is admitted to practice before the United States Tax Court and Supreme Court of the United States of America.
Mr. Morris is a director of Stampede Worldwide, Inc., a company whose stock is publicly traded and quoted on the OTC Bulletin Board under the symbol "CRNC". Mr. Morris is a director, the secretary and general counsel of 1 Global City.Com, Inc. Mr. Morris earned a B.A. degree in economics (1966) and a Juris Doctor degree (1969) from the Emory University in Atlanta, Georgia and a L.L.M. degree in federal taxation (1974) from Georgetown University Law Center. The Commission has brought a civil suit against Mr. Morris alleging that he sold 50,000 shares common stock in violation of the registration requirements of the Securities Act. Mr. Morris received the shares as compensation for legal services rendered in connection with a shell company reverse merger. The suit seeks an injunction and penalty against Mr. Morris.

ITEM 6.  EXECUTIVE COMPENSATION

Mr. Hocke has not been paid any cash compensation or received any non cash compensation for serving as the Company's president beginning June 1998 to the present. Mr. Grant was not paid any cash compensation in 1997 or 1998. The Company transferred a 1992 Lexus ES300 (subject to a $9,000 lien and on which Mr. Grant had been making payments for eight months) and $2,000 to Mr. Grant in February 1998 in lieu of accrued compensation and Mr. Grant released the Company from its obligation to pay the balance of accrued compensation.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Company has not engaged in any related party transactions with its directors or officers within the twelve months preceding this registration statement, except as described under Item 6 and the transfer in liquidation in February and March 1998 of certain office furnishings and equipment having minimal values to its directors and officers as compensation for services and reimbursement.

ITEM 8.  LEGAL PROCEEDINGS

At the date of this registration statement, no suits are pending against the Company. All of the Company's trade debts are in default and its creditors could file suites for collection at any time. Five trade creditors have obtained judgments in Pinellas County, Florida against the Company for amounts due, plus interest, costs and attorneys fees. The suits which have been reduced to judgment are set forth in the following table:

Creditor's name      Case No.     Court               Amount at December 31
Evatone, Inc.       97-7015 CI   Circuit Court               $18,476.95 (1)
Xerox Corporation   98-000354    County Court                 $7,263.33 (2)
Old Dominion
Freight Lines, Inc. 98-002454    Small Claims                 $6,251.19
Yellow Freight
Systems, Inc.       97-4639      Small Claims                 $3,727.75
On the Grill
Magazine            97-5771      Small Claims                    -      (3)
(1) This judgment is for the quotation for the full project, which was only about one-half completed before work was suspended by the plaintiff due the Company's non payment.
(2) The Company believes this judgment is for the balance of the lease contract, without credit for the returned copy machine.
(3) The Company believes this plaintiff is no longer in business. No counsel is currently representing the plaintiff. The original contract was for $5,000, which was partially paid by the Company and by Mr. Grant pursuant to his personal guarantee. The Company is unable to determine the amount due a December 31, 1999.

The amounts of all such judgments and claims are reflected on the Company's balance sheet at December 31, 1999.

ITEM 9.  MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

No public trading market presently exists for the Company's Common Stock. The Company has no present plans, proposals, arrangements or understandings with any person with regard to the development of a trading market for the Company's Common Stock. The Company plans to seek out a securities broker-dealer who will agree to sponsor the Company's Common Stock for quotation on the OTC Bulletin Board. There is no assurance any such broker-dealer can be recruited or a public trading market for the Company's Common Stock will ever develop, either before or after a Business Combination. The Company has not registered its Common Stock under the blue sky laws of any state. The holders of shares of Common Stock and persons who may desire to purchase shares of Common Stock in any trading market that might develop in the future, should be aware that there may be significant "penny stock" and state blue-sky law restrictions upon the ability of stockholders to sell their shares and of purchasers to purchase the shares of Common Stock. Some jurisdictions may not allow the trading or resale of blind-pool or "blank-check" securities under any circumstances. Accordingly, stockholders should consider any secondary market for the Company's securities which may develop to be a limited one.

Number of Stockholders and Status of Stock

At the date of this registration statement the Company has approximately 280 stockholders of record holding a total of 15,020,960 shares of its Common Stock. All of the Common Stock was acquired more than two years, except 2,055,385 shares which were approved for issue on February 21, 2000 in liquidation of common stock purchase options and warrants on a basis of one share for two options/warrants. Of the shares acquired more than two years ago, 3,580,570 shares are held by directors and officers and are subject to the requirements and limitations of Rule 144, until such persons cease to be affiliates of the Company. In general, under Rule 144, as currently in effect, subject to the satisfaction of certain other conditions, a person, including an affiliate of the Company (or persons whose shares are aggregated), who has beneficially owned restricted shares of Common Stock for at least one year is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of 1% of the total number of outstanding shares of the same class or, if the Common Stock is traded on a national securities exchange or the NASDAQ system, the average weekly trading volume during the four calendar weeks preceding the sale. A person who has not been an affiliate of the Company for at least the three months immediately preceding the sale and who has beneficially owned restricted shares of Common Stock for at least two years is entitled to sell such shares under Rule 144 without regard to any of the limitations described above. In the event the Company becomes delinquent in filing reports under the Exchange Act, Rule 144 would not be available for the resale of any shares owned by affiliates or owned by non-affiliates of the Company for less than two years.

Transfer Agent

The Company's transfer agent is Executive Registrar & Transfer Agency, Inc., Phoenix, Arizona.

Dividends

The Company has not paid any dividends on its Common Stock to date and does not presently intend to pay cash dividends prior to the consummation of a Business Combination. The payment of cash dividends in the future, if any, will be contingent upon the Company's revenues and earnings, if any, capital requirements and general financial condition subsequent to the consummation of a Business Combination. The payment of any dividends subsequent to a Business Combination will be within the discretion of the Company's then board of directors. It is the expectation of the current board of directors that the Company will retain all earnings, if any, for use in the Company's business operations; and, accordingly, the current board of directors does not anticipate the Company paying any cash dividends in the foreseeable future.

ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES

During the twelve months preceding the date of this registration statement, the Company issued an aggregate of 3,925,385 shares in April 2000 to directors, officers and certain other existing stockholders as compensation, as reimbursement of loans and advances and to liquidate outstanding common stock purchase options and warrants. The Company claims reliance upon Section 4(2) of the Securities Act for an exemption from registration for these transactions. Of the shares issued in April, 1,870,000 shares issued to directors and officers are deemed to have been acquired on February 15, 1998, the date on which the issue was approved by the board of directors as compensation and in reimbursement of loans and advances. Certificates representing the shares were not issued until April 2000 as a result of an unpaid balance of fees due to the Company's transfer agent.

ITEM 11.  DESCRIPTION OF SECURITIES

The authorized capital stock of the Company consists of 25,000,000 shares of Common Stock, $.01 par value per share. A total of 15,020,960 shares are issued and outstanding on the date of this registration statement. The holders of the Common Stock (i) have equal and ratable rights with all holders of issued and outstanding Common Stock to dividends from funds legally available therefor, when, as and if declared by the Board of Directors of the Company; (ii) are entitled to share ratably with holders of issued and outstanding Common Stock in all of the assets of the Company available for distribution to holders of Common Stock, after distribution of the liquidation preference on the Common Stock, upon liquidation, dissolution or winding up of the affairs of the Company; (iii) do not have preemptive, subscription or conversion rights; (iv) have no redemption or sinking fund provisions applicable thereto; and (v) have one vote on election of each director and other matters submitted to a vote of stockholders. All shares of Common Stock outstanding are duly authorized, legally issued, fully paid and non-assessable.

Management anticipates that a share consolidation (reverse stock split) will be necessary in connection with any Business Combination it may accomplish in the future. Management is unable to predict the extent of any such share consolidation, which will be based upon negotiations with the Target Business' management.

The Company does not have any common stock purchase options, warrants or other rights to purchase Common Stock and no securities convertible into Common Stock outstanding.

ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Company may indemnify a director and must indemnify an officer who is made party to a proceeding because he is or was a director or officer against liability incurred in the proceeding if he acted in a manner he believed in good faith to in or not opposed to the best interests of the Company and, in the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful. A director or officer's conduct with respect to an employee benefit plan for a purpose he believed in good faith to be in the interests of the participants in and beneficiaries of the plan is conduct that satisfies the requirements of Florida law regarding indemnification. The Company may not indemnify a director or an officer in connection with a proceeding by or in the right of the Company in which the director or officer was adjudged liable to the Company or in connection with any other proceeding in which the director or officer was adjudged liable on the basis that personal benefit was improperly received by him. Indemnification in a proceeding by or in the right of the Company is limited to reasonable expenses incurred in connection with the proceeding. To the extent a director or officer is successful on the merits or otherwise in the defense of any proceeding to which was a party, or in defense of any claim, issue or matter therein, because he is or was a director of the Company, the Company must indemnify the director or officer against reasonable expenses incurred by him in connection with the proceeding. The Company may pay or reimburse the reasonable expenses incurred by a director or officer in advance of final disposition of a proceeding, provided the director furnishes the Company with written affirmation of his good faith and a written undertaking to repay any advances if it is ultimately determined that he is not entitled to indemnification. The board or special legal counsel must make a determination in each case of indemnification of a director, but not of an officer, that indemnification is permissible in the circumstances because the director has met the required standard of conduct.

	 Article XI of the Company's Bylaws also contain provisions for indemnification of directors and officers. See, Exhibit 3.2.

ITEM 13.  FINANCIAL STATEMENTS

Independent Auditor's Report                                        Page

Balance Sheets                                                      Page

Statements of Operations                                            Page

Statement of Stockholders' Equity (Deficit)                         Page

Statements of Cash Flows                                            Page

Notes to Financial Statements                                       Page

Independent Auditors' Report

Board of Directors
New-Era Trading Group, Inc.
7511 N.W. First Court
Pembroke Pines, Florida 33024

We have audited the accompanying balance sheets of New Era Trading Group, Inc. as of December 31, 1999 and the related statements of operations, changes in stockholders' equity, and cash flows for the years ended December 31, 1999 and 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of New Era Trading Group, Inc. as of December 31, 1999 and the results of its operations and cash flows for the years ended December 31, 1999 and 1998 in conformity with generally accepted accounting principles.

 /s/ Costales & Costales, P.A.
Certified Public Accountants
Miami, Florida
March 20, 2000

New-Era Trading Group, Inc.
Balance Sheet
                                                         December 31, 1999
Assets
Current assets:
     Cash                                                           $    -
     Accounts receivable                                                 -
     Inventory                                                           -
Total current assets                                                     -
Equipment, net of accumulated deprecation                                -
Other assets                                                             -
     Deferred offering costs                                             -
     Deposits                                                            -
Total other assets                                                       -
      Total                                                         $    -

Liabilities and Stockholders' Equity
Current liabilities                                          $    107,353
Long-term liabilities                                                -
      Total liabilities                                           107,353

Stockholders' equity
      Common stock, $.01 par value,
      25,000 shares authorized,
      11,260,575 shares issued
      and outstanding                                        $    112,606
      Additional paid-in capital                                1,646,042
      Accumulated deficit                                      (1,628,357)
      Treasury stock                                             (237,644)
Total stockholders' equity                                       (107,353)
Total liabilities and stockholders' equity                   $       -

Read independent auditors' report. The accompanying notes are an integral part of the financial statements.

New-Era Trading Group, Inc.
Statement of Operations
                                      Year ended December 31,
                                 1999                               1998
Revenue:

     Sales                  $       -                         $   34,461
     Other                          -                                  -

Cost of goods                                                        139

Gross profit (loss)                 -                             34,322

Costs and Expenses:

     Selling expenses               -                             32,736
     General and administrative     -                             65,454
     Interest                  22,535                                100
                               22,535                             98,290
Net Loss                      (22,353)                          $(63,968)

Primary net loss per
common share                 $  (0.00)                        $    (0.01)

Read independent auditors' report. The accompanying notes are an integral part of the financial statements.

New-Era Trading Group, Inc.
Statement of Changes in Stockholders' Equity
Years ended December 31, 1999 and 1998
                              Additional
                             Common Stock          Paid-in       Accumulated
                         Shares        Amount      Capital         Deficit
Balance,
December 31, 1997       11,110,575   $ 111,106  $ 1,626,161      $ (1,542,036)

Issuance of stock          150,000       1,500       19,881

Net loss for the year                                                (63,968)

Balance,
December 31, 1998       11,260,575     112,606    1,646,042        (1,606,004)

Issuance of stock

Net loss for the year                                                 (22,353)

Balance,
December 31, 1999       11,260,575   $ 112,606    1,646,042      $  (1606,004)

Read independent auditors' report. The accompanying notes are an integral part of the financial statements.

New-Era Trading Group, Inc.
Statement of Cash Flows
Years Ended December 31, 1999 and 1998
                                                          December 31,
                                                   1999               1998
Operating activities
     Net loss                                  $  (22,353)         $  (63,968)
     Adjustments to reconcile net loss
          to net cash used by operating
          activities:
               Depreciation and amortization            -              10,039
               Loss on retirement of equipment          -              19,378
               (Increase) decrease in:
                    Other assets                        -              72,775
               Increase (decrease) in:
                    Accounts payable               22,353              (4,588)
                    Accrued expenses                    -             (10,724)
     Total adjustments                             22,353              86,880
     Net cash provided (used)
          by operating activities                       -              22,912

Financing activities
     Payments on notes payable                          -             (45,714)
     Issuance of stock                                  -              21,381
     Net cash used by
          financing activities                          -             (24,333)

Net increase (decrease) in cash                         -              (1,421)

Cash, beginning of year                                 -               1,421

Cash, end of year                                                    $       -

Supplemental disclosures of cash flow
     information and noncash investing
     and financing activities
          Cash paid during year for interest                         $    100
          Stock exchanged for debt                                   $ 21,381

Read independent auditors' report. The accompanying notes are an integral part of the financial statements.

New-Era Trading Group, Inc.
Notes to Financial Statements
Years Ended December 31, 1999 and 1998

1.  Background Information

New Era Trading Group, Inc. (the "Company") (f/k/a Gardner Marketing Services, Inc.) was incorporated in Florida on December 15, 1988. The Company was essentially dormant until 1992, at which time the Company began import/export operations of torches used to decorative outdoor lighting. In 1994, the Company ceased distribution of the torches and began import/export operations of solid and gelatin cane sugar and alcohol fuels for cooking and warming food and lighting charcoal. The distribution of the latter was ceased in 1996 and the Company has remained essentially dormant since. The Company's headquarters is located in Largo, Florida.

2.  Summary of Significant Accounting Policies

The significant accounting polices followed are:

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Equipment is recorded at cost. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets of approximately five to seven years. Additions to and major improvements of equipment are capitalized. Maintenance and repair expenditures are charged to expense and incurred. As equipment is sold or retired, the applicable cost and accumulated depreciation are eliminated from the accounts, and any gain or loss is recorded.

     Inventories are stated at the lower of cost of market. Cost is determined by the first-in, first-out (FIFO) method.

     Advertising costs are charged to operations when incurred. For the years ended December 31, 1999 and 1998, advertising expense amounted to $0 and $32,736, respectively.

     Net loss per common share is based upon the weighted average common shares outstanding during each period.

Read Independent Auditors' Report

New Era Trading Group, Inc.
Notes to Financial Statements
Years Ended December 31, 1999 and 1998

3.  Deferred Offering Cost

Deferred Offering Cost consists of costs incurred by the Company in the process of a public offering. All costs were expensed in 1998.

4.  Advances Payable

Notes were paid off and advances were forgiven in 1998.

5.  Income Taxes

The Company has a net operating loss carryover available for future periods of approximately $804,000. This carryover will expire in 2007 and 2010. The Company shows a net loss for December 31, 1998.

6.  Stockholders' Equity

On January 21, 1989, the Company authorized and issued 100 shares of common stock for a $1 par value. On October 18, 1993, the Company increased the authorized shares of common stock to 2,500,000 shares with a par value of $.01. Also on October 18, 1993, the Company's Board of Directors declared a stock split (9,000 for 1) of its outstanding common stock.

The Company has issued 2,715,000 options to purchase shares of the Company's common stock at $.20 per share. These options will expire in the years 1999 through 2001.

During February 1996, the Board of Directors authorized a 5-for-1 stock split of common stock to stockholders of record as of February 10, 1996.

7.  Lease Commitments

Rent expense amounted to $0 and $139 for the years ended December 31, 1999 and 1998, respectively.

There are no outstanding lease commitments.

Read Independent Auditors' Report

New Era Trading Group, Inc.
Notes to Financial Statements
Years Ended December 31, 1999 and 1998

8.  Subsequent Events

Effective on February 21, 2000, the Company issued 4,025,385 shares of its common stock. Part of theses shares were issued to eliminate all outstanding common stock purchase options and part were issued to pay outstanding loans and advances by affiliates. Immediately following the share issuance, the Company declared a 1 to 15.12096 share consolidation, which reduced the number of issued and outstanding shares of common stock to 1,000,000 from 15,120,960. The par value was not changed by the share consolidation.

Read Independent Auditors' Report

ITEM 14.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

None.

ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS

(a)  Financial Statements
      (1) Independent auditors' report on the Financial Statements at and for the years ended December 31, 1999 and 1998.
     (2) Financial Statements at and for the years ended December 31, 1999 and 1998.
     (3)  Notes to Financial Statements

(b)  Exhibits
   Sequential Page No.
       3.1  Articles of Incorporation, as amended
       3.2  Bylaws
       27   Financial Data Schedule

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

New-Era Trading Group, Inc.

By:  /s/  Steven L. Hocke                        April 26, 2000
Steven L. Hocke
President and Chief Executive
and Operating Officer

/s/  J. Stuart Grant                             April 25, 2000
J. Stuart Grant, Director

/s/  Steven L. Hocke                             April 26, 2000
Steven L. Hocke
President and Chief Executive
and Operating Officer

/s/  Ronald L. Mallett                           April 26, 2000
Ronald L. Mallett, Director
and Principal and Accounting Financial Officer

/s/ Jackson L. Morris                            April 26, 2000
Jackson L. Morris, Director

EXHIBITS

Exhibit 3.1   Restated Articles of Incorporation

ARTICLES OF INCORPORATION OF GARDNER MARKETING SERVICES, INC.

     The undersigned, for the purposes of forming a corporation under the Florida General Corporation Act, do hereby adopt the following articles of incorporation:

ARTICLE ONE

     The name of the corporation is GARDNER MARKETING SERVICES, INC.

ARTICLE TWO

     The duration of the corporation is perpetual.

ARTICLE THREE

     The general purpose for which the corporation is organized is to conduct any lawful business for which corporations may be incorporated under the Florida General Corporation Act.

ARTICLE FOUR

     The aggregate number of shares which the corporation is authorized to issue is One Hundred. Such shares shall be of a single class, and shall have a par value of One Dollar ($1.00).

ARTICLE FIVE

     The street address of the initial registered office of the corporation is 1100 Cleveland Street, Suite 900, Clearwater, Florida 33515. The name of its initial registered agent at such address is Brian P. Gardner.

ARTICLE SIX

     The number of directors constituting the initial Board of Directors of the corporation is two. The name and address of each person who is to serve as a member of the initial Board of Directors is: BRIAN P. GARDNER, President and PATRICIA K. GARDNER, Vice-President, The Pines, 1575 Greenlea Drive, Apt. 1, Clearwater, Florida 34615.

ARTICLE SEVEN

     The corporation is authorized to issue only one class of stock, and all issued stock shall be held of record by not more than ten persons.

ARTICLE EIGHT

     The name and address of each incorporator is: BRIAN P. GARDNER and PATRICIA K. GARDNER, Vice-President, The Pines, 1575 Greenlea Drive, Apt. 1, Clearwater, Florida 34615.

ARTICLE NINE

     The corporation shall indemnify any Officer or Director or any former Officer or Director, to the full extent permitted by law.

ARTICLE TEN

     This corporation reserves the right to amend or repeal any provision contained in these Articles of Incorporation, or any amendment hereto, by a vote of the Board of Directors, and any right conferred upon the shareholders is subjec to reservation.

     Executed by the undersigned at St. Petersburg, Florida on December 12,
1988.

/s/  Brian P. Gardner
BRIAN P. GARDNER

/s/  Patricia K. Gardner
PATRICIA K. GARDNER

STATE OF FLORIDA     :
COUNTY OF PINELLAS   :

     Before me, a notary public authorized to take acknowledgments in the state and county set forth above, personally appeared BRIAN P. GARDNER and PATRICIA K. GARDNER, know to me and by me to be the persons who executed the foregoing Articles of Incorporation and they acknowledged before me that they executed those Articles of Incorporation.

     IN WITNESS WHEREOF, I have hereunto set my hand and seal in the county and state aforesaid this 12th day of December, 1988.

/s/  [signature not legible]
NOTARY PUBLIC
NOTARY PUBLIC: STATE OF FLORIDA AT LARGE
MY COMMISSION EXPIRES JULY 20, 1992
BONDED THRU HUCKLEBERRY & ASSOCIATES

ARTICLES OF AMENDMENT TO THE ARTICLES OF INCORPORATION OF GARDNER MARKETING SERVICES, INC.

     Pursuant to the provisions of Section 607.1003(6), Fla. Stat., the Florida Business Corporation Act, Gardner Marketing Services, Inc. does hereby amend its Articles of Incorporation as follows:

     1.  The name of the corporation is Gardner Marketing Services, Inc.

     2. This Amendment to the Articles of Incorporation was duly approved and adopted on October 18, 1993, by a vote of a majority of the stockholders as a whole pursuant to Section 607.0726, Fla. Stat., by written consent without a meeting, pursuant to Section 607.0704, Fla. Stat., being suffient in all respects for approval hereof.

     3.  The corporation has thirty-five or fewer stockholders.

     4. Article Four of the Articles of Incorporation is hereby amended to increase the authorized shares of the Corporation to Two Million Five Hundred Thousand (2,500,000) shares from One Hundred (100) shares, all being of the same class of common stock, and to decrease the par value of the common stock to $.01 per share from $1.00 per share.

     5. Article Seven of the Articles of Incorporation is hereby deleted in its entirety.

     IN WITNESS WHEREOF, the undersigned, President of Gardner Marketing Services, Inc., has executed the within Articles of Amendment this 18th day of October, 1993 and caused said Articles to be filed in the office of the Secretary of State of the State of Florida, effective upon the filing thereof.

Gardner Marketing Services, Inc.
By:  /s/ J. Stuart Grant
J. Stuart Grant, President
(CORPORATE SEAL)
ATTEST:
/s/ Sergio Quijano
Secretary

STATE OF FLORIDA        }
COUNTY OF PINELLAS  }  ss:

     The foregoing instrument was acknowledged before me this 2nd day of November, 1993, by J. Stuart Grant, as President of Gardner Marketing Services, Inc., on behalf of the Corporation. His is personally know to me or who produced FL DL (as Florida driver's license) as identification, and did take an oath.

/s/ Stephanie L. Franczyk
Stephanie L. Franczyk
Notary Public (print name)
Serial Number:  CC320119

[SEAL]


ARTICLES OF AMENDMENT TO THE ARTICLES OF INCORPORATION OF GARDNER MARKETING SERVICES, INC.

     Pursuant to the provisions of Section 607.1003(6), Fla. Stat., the Florida Business Corporation Act, Gardner Marketing Services, Inc. does hereby amend its Articles of Incorporation as follows:

     1.  The name of the corporation is Gardner Marketing Services, Inc.

     2. The name of the corporation is changed to New-Era Trading Group, Inc.

     3. This Amendment to the Articles of Incorporation was, upon the recommendation of the Board of Directors, duly approved and adopted on May 16, 1994, by a vote of a majority of the stockholders as a whole, pursuant to Section 607.0726, Fla. Stat. by written consent without a meeting pursuant to Section 607.0704, Fla. Stat., being sufficient in all respects for approval hereof.

     4.  The corporation has thirty-five or fewer stockholders.

     IN WITNESS WHEREOF, the undersigned, J. Stuart Grant, as President of Gardner Marketing Services, Inc., now named New-Era Trading Group, Inc., has executed the within Articles of Amendment this 16th day of May, 1994 and caused said Articles to be filed in the office of the Secretary of State of the State of Florida, effective upon the filing thereof.

Gardner Marketing Services, Inc.
By:  /s/ J. Stuart Grant
J. Stuart Grant, President
(CORPORATE SEAL)
ATTEST:
/s/ Jackson L. Morris
Secretary

STATE OF FLORIDA
COUNTY OF PINELLAS

     The foregoing instrument was acknowledged before me this 16th day of May, 1994, by J. Stuart Grant, as President of New-Era Trading Group, Inc., on behalf of the Corporation. His is personally know to me or who produced _________ (as Florida driver's license) as identification, and did take an oath.

/s/ Sandra L. Shaddock
Sandra L. Shaddock
Notary Public (print name)
Serial Number:  CC201366

[SEAL]


ARTICLES OF AMENDMENT TO THE ARTICLES OF INCORPORATION OF NEW-ERA TRADING GROUP, INC.

     Pursuant to the provisions of Section 607.1003, Fla. Stat., the Florida Business Corporation Act, New-Era Trading Group, Inc. does hereby amend its Articles of Incorporation, as amended, as follows:

     1. This Amendment to the Articles of Incorporation was, upon the recommendation of the Board of Directors, duly approved and adopted on October 18, 1995, by a vote of 1,730,500 shares constituting a majority of the shares entitled to vote thereon by written consent without a meeting pursuant to Section 607.0704, Fla. Stat., being sufficient in all respects for approval hereof and there being no class of securities entitled to vote as a class.

     2. Article Fourth of the Articles of Incorporation, as amended, of the Corporation is hereby amended to increase the authorized capital stock of the Corporation Twenty-five Million (25,000,000) shares from Two Million Five Hundred Thousand (2,500,000) shares, being all of one class of Common Stock.

     IN WITNESS WHEREOF, the undersigned, J. Stuart Grant, President of New-Era Trading Group, Inc., has executed the within Articles of Amendment this 24th day of October, 1995 and caused said Articles to be filed in the office of the Secretary of State of the State of Florida, effective upon the filing thereof.

New-Era Trading Group, Inc.
By:  /s/ J. Stuart Grant
J. Stuart Grant, President
(CORPORATE SEAL)
ATTEST:
/s/ Jackson L. Morris
Secretary



Exhibit 3.2  Bylaws

1BYLAWS OF GARDNER MARKETING SERVICES, INC.
AS AMENDED JANUARY 2, 1994

ARTICLE I.  GENERAL

The provisions of this document constitute the Bylaws of GARDNER MARKETING SERVICES, INC.1, a Florida corporation, hereinafter referred to as the Cor-poration, which Bylaws shall be utilized to govern the management and op-eration of the Corporation.

ARTICLE II.  OFFICES AND AGENCY

Section 1. Registered Office and Registered Agent. The registered office of the Corporation shall be located in the State of Florida at such place as may be fixed from time to time by the Board of Directors of the Corpora-tion, the members of which shall be hereinafter referred to as Directors, upon filing of such notices as may be required by law, and the registered agent shall have a business office identical with such registered office.

Section 2. Other Offices. The Corporation may have other offices within or outside the State of Florida at such place or places as the Board of Di-rectors may from time to time determine.

ARTICLE III.  STOCKHOLDERS

Section 1. Closing Transfer Books. For the purpose of determining stock-holders entitled to notice of, or to vote at, any meeting of stockholders or any adjournment thereof, or entitled to receive payment of any dividend, or in order to make a determination of stockholders for any other purpose, the Board of Directors may provide that the stock transfer books shall be closed for a stated period not to exceed, in any case, sixty (60) days. If the stock transfer books shall be closed for the purpose of determining stockholders entitled to notice of, or to vote at, a meeting of stockhold-ers, such books shall be closed for at least ten (10) days immediately pre-ceding such meeting.

Section 2. Fixing Record Date. In lieu of closing the stock transfer books, the Board of Directors may fix in advance a date as the record date for any determination of stockholders, such date in any case to be not more than sixty (60) days and, in case of a meeting of stockholders, not less than ten (10) days prior to the date on which the particular action requir-ing such determination of stockholders is to be taken.

Section 3. Other Determination of Stockholders. If the stock transfer books are not closed and no record date is fixed for the determination of stockholders entitled to notice of or to vote at a meeting of stockholders or stockholders entitled to receive payment of a dividend the date on which notice of the meeting is mailed or the date on which the resolution of the Board of Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of stockholders.

Section 4. Adjourned Meetings. When a determination of stockholders enti-tled to vote at any meeting of stockholders has been made as provided in this Article, such determination shall apply to any adjournment thereof, unless the Board of Directors fixes a new record date for the adjourned meeting.

Section 5.  Record of Stockholders.

(a) If the Corporation has six or more stockholders of record, the officer or agent having charge of the stock transfer books for shares of the Corpo-ration shall make, at least ten (10) days before each meeting of stockhold-ers, a complete list of the stockholders entitled to vote at such meeting or any adjournment thereof, with the address of and the number and class and series, if any, of shares held by each. The list shall be kept on file at the registered office of the Corporation, at the principal place of business of the Corporation or at the office of the transfer agent or reg-istrar of the Corporation for a period of ten (10) days prior to such meet-ing and shall be subject to inspection by any stockholder at any time dur-ing usual business hours. The list shall also be produced and kept open at the time and place of the meeting and shall be subject to the inspection of any stockholder at any time during the meeting.

(b) If the requirements of paragraph (a) above have not been substantially complied with, the meeting, on demand of any stockholder in person or by proxy, shall be adjourned until the requirements are complied with. If no such demand is made, failure to comply with the requirements of paragraph
(a) shall not affect the validity of any action at such meeting.

ARTICLE IV.  STOCKHOLDERS' MEETINGS

Section 1. Annual Meetings. The annual meeting of the stockholders for the election of Directors and for the transaction of such other business as may properly come before the meeting, shall be held each year within three months after the end of the fiscal year, or at such other time as the Board of Directors or stockholders shall direct; provided, however, that the an-nual meeting for any year shall be held at no later than thirteen (13) months after the last preceding annual meeting of stockholders.

Section 2. Special Meetings. Special meetings of the stockholders for any purpose may be called at any time by the President of the Corporation, Board of Directors, or the holders of not less than ten percent (10%) of all shares entitled to vote at the meeting.

Section 3. Place of Meetings. All meetings of the stockholders shall be at the principal place of business of the Corporation or at such other place, either within or without the State of FLORIDA, as the Board of Di-rectors or the stockholders may from time to time designate.

Section 4. Notice. Written or printed notice stating the place, day and hour of any meeting and, in case of a special meeting, the purpose or pur-poses for which the meeting is called, shall be given to each stockholder of record entitled to vote at such meeting not less than ten (10) nor more than sixty (60) days before the meeting, by or at the direction of the President, the Secretary or other persons calling the meeting. Notice to stockholders shall be given by personal delivery, by first class U.S. Mail or by telephone facsimile with receipt confirmed; and, if mailed, such no-tice shall be deemed to be delivered when deposited, the deposit thereof certified by the Secretary of the Corporation, in the United States mail addressed to the stockholder at his address as it appears on the stock transfer books of the Corporation, with postage thereon prepaid.

Section 5. Adjourned Meetings. A majority of the stockholders present, whether or not a quorum exists, may adjourn any meeting of the stockholders to another time and place. Notice of any such adjourned meeting, or of the business to be transacted thereat need not be given of any adjourned meet-ing if the time and place of the adjourned meeting are announced at the time of the adjournment, unless the time of the adjourned meeting is more than thirty days after the meeting at which the adjournment is taken.

Section 6. Waiver of Notice. A written waiver of notice signed by any stockholder, whether before or after any meeting, shall be equivalent to the giving of timely notice to said stockholder. Attendance of a stock-holder at a meeting shall constitute a waiver of notice of such meeting and a waiver of any and all objections to the place of the meeting, the time of the meeting, or the manner in which it has been called or convened, except when a stockholder attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders need be specified in any written waiver of notice.

Section 7.  Quorum and Voting.

(a) Stockholders representing a majority of the shares entitled to vote in attendance at any meeting of stockholders, shall constitute a quorum for the transaction of business at such meeting, unless otherwise specifically provided by these Bylaws or applicable law. When a specified item of busi-ness is required to be voted on by a class or series of stock, a majority of the shares of such class or series shall constitute a quorum for the transaction of such item of business by that class or series. Attendance shall be either in person, by proxy, or by telephonic or radio connection whereby the distant stockholder and those stockholders present in person all hear and may speak to and be heard on the matters raised therein.

(b) If a quorum is present, the affirmative vote of a majority of the shares represented at the meeting and entitled to vote on the subject mat-ter shall be the act of the stockholders, unless the vote of a greater num-ber or voting by classes is required by the Articles of Incorporation, these Bylaws or applicable law.

(c) After a quorum has been established at a stockholders' meeting, the subsequent withdrawal of stockholders, so as to reduce the number of stock-holders entitled to vote at the meeting below the number required for a quorum, shall not affect the validity of any action taken at the meeting or any adjournment thereof. The affirmative vote of a majority of the shares then represented at the meeting and entitled to vote on the subject matter shall be the act of the stockholders unless otherwise provided by the Arti-cles of Incorporation, these Bylaws or applicable law.

(d) A person entitled to vote shares at a meeting of the stockholders shall be deemed to have attended such meeting in person if such person has attended by telephone or radio connection whereby the distant person and the other stockholders present at such meeting all hear and may speak to and be heard on the matters raised therein.

Section 8.  Voting of Shares.

(a) Each outstanding share, regardless of class, shall be entitled to one vote on each matter submitted to a vote at a meeting of stockholders.

(b) Treasury shares, shares of stock of the Corporation owned by another corporation of which the majority of the voting stock is owned or con-trolled by the Corporation, and shares of stock of the Corporation held by it in a fiduciary capacity shall not be voted, directly or indirectly, at any meeting, and shall not be counted in determining the total number of outstanding shares at any given time.

(c) A stockholder may vote either in person or by proxy executed in writ-ing by the stockholder or his duly authorized attorney-in-fact.

(d) Shares standing in the name of another corporation, domestic or for-eign, may be voted by the officer, agent, or proxy designated by the bylaws of the corporate stockholder; or, in the absence of any applicable bylaw, by such person as the Board of Directors of the corporate stockholder may designate. Proof of such designation may be made by presentation of a cer-tified copy of the bylaws or other instrument of the corporate stockholder. In the absence of any such designation, or in case of conflicting designa-tion by the corporate stockholder, the chairman of the board, president, any vice president, secretary and treasurer of the corporate stockholder shall be presumed to possess, in that order, authority to vote such shares.

(e) Shares held by an administrator, executor, guardian or conservator may be voted by him, either in person or by proxy, without a transfer of such shares into his name. Shares standing in the name of a trustee may be voted by him, either in person or by proxy, but no trustee shall be enti-tled to vote shares held by him in trust without a transfer of such shares into his name.

(f) Shares standing in the name of a receiver may be voted by such re-ceiver, and shares held by or under the control of a receiver may be voted by such receiver without the transfer thereof into his name if authority to do so is contained in an appropriate order of the court by which such re-ceiver was appointed.

(g) A stockholder whose shares are pledged shall be entitled to vote such shares until the shares have been transferred into the name of the pledgee, and thereafter the pledgee or his nominee shall be entitled to vote the shares so transferred.

(h) On and after the date on which written notice of redemption of redeem-able shares has been mailed to the holders thereof and a sum sufficient to redeem such shares has been deposited with a bank or trust company with ir-revocable instruction and authority to pay the redemption price to the holders thereof upon surrender of certificates therefor, such shares shall not be entitled to vote on any matter and shall not be deemed to be out-standing shares.

Section 9.  Proxies.

(a) Every stockholder entitled to vote at a meeting of stockholders, or to express consent or dissent without a meeting or a stockholder's duly au-thorized attorney-in-fact, may authorize another person or persons to act for him by proxy.

(b) Every proxy must be signed by the stockholder or his attorney-in-fact. No proxy shall be valid after the expiration of eleven (11) months from the date thereof unless otherwise provided in the proxy. Every proxy shall be revocable at the pleasure of the stockholder executing it, except as other-wise provided by law.

(c) The authority of the holder of a proxy to act shall not be revoked by the incompetence or death of the stockholder who executed the proxy unless, before the authority is exercised, written notice of an adjudication of such incompetence or of such death is received by the corporate officer re-sponsible for maintaining the list of stockholders.

(d) If a proxy for the same shares confers authority upon two or more per-sons and does not otherwise provide, a majority of them present at the meeting, or if only one is present, then that one, may exercise all the powers conferred by the proxy; but if the proxy holders present at the meeting are equally divided as to the right and manner of voting in any particular case, the voting of such shares shall be prorated.

(e) If a proxy expressly provides, any proxy holder may appoint, in writ-ing, a substitute to act in his place.

Section 10. Voting Trusts. Any number of stockholders of the Corporation may create a voting trust for the purpose of conferring upon a trustee or trustees the right to vote or otherwise represent their shares for a period not to exceed ten (10) years, as provided by law. A counterpart of the voting trust agreement and a copy of the record of the holders of voting trust certificates shall be deposited with the Corporation at its regis-tered office as provided by law. These documents shall be subject to the same right of examination by a stockholder of the Corporation, in person or by agent or attorney, as are the books and records of the Corporation and shall also be subject to examination by any holder of record of voting trust certificates, either in person or by agent or attorney, at any rea-sonable time for any proper purpose.

Section 11. Stockholders' Agreements. Two or more stockholders of the Corporation may enter a written agreement, signed by the parties thereto, providing for the exercise of voting rights in the manner provided in the agreement or relating to any phase of the affairs of the Corporation as provided by law. Nothing therein shall impair the right of the Corporation to treat the stockholders of record as entitled to vote the shares standing in their names.

Section 12.  Action by Stockholders Without a Meeting.

(a) Any action required by law, these Bylaws, or the Articles of Incorpo-ration of the Corporation to be taken at any annual or special meeting of stockholders of the Corporation, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of out-standing stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. If any class of shares is entitled to vote thereon as a class, such written consent shall be required of the holders of a majority of the shares of each class of shares entitled to vote as a class thereon and of the total shares entitled to vote thereon.

(b) Within ten (10) days after obtaining such authorization by written consent, notice shall be given to those stockholders who have not consented in writing. The notice shall fairly summarize the material features of the authorized action and, if the action be a merger, consolidation or sale or exchange of assets for which dissenters rights are provided under law, the notice shall contain a clear statement of the right of stockholders dis-senting therefrom to be paid the fair value of their shares upon compliance with further provisions of the law regarding the rights of dissenting stockholders.

Section 13. New Business. Any Stockholder of record may make a proposal of new business to be acted upon at an annual or special meeting of Stockhold-ers, only if and provided written notice of such proposed new business is filed with the Secretary of the Corporation not less than five business days prior to the day of meeting, but no other proposal shall be acted upon at such meeting.

ARTICLE V.  DIRECTORS

Section 1. Function. All corporate powers shall be exercised by or under the authority of, and the business and affairs of the Corporation shall be managed under the direction of, the Board of Directors, except as may oth-erwise be provided by the Articles of Incorporation, these Bylaws or appli-cable law. The Board of Directors shall make appropriate delegations of authority to the officers and, to the extent permitted by law, by appropri-ate resolution, the Board of Directors may authorize one or more committees to act on its behalf when it is not in session.

Section 2. Qualification. Directors need not be residents of the State of Florida or stockholders of the Corporation.

Section 3. Compensation. The Board of Directors shall have authority to fix the compensation of Directors.

Section 4.  Duties of Directors.

(a) A Director shall be expected to attend meetings, whether annual, or special, of the Board of Directors and of any committee to which the Direc-tor has been appointed.

(b) A Director shall perform his duties as a Director, including his du-ties as a member of any committee of the Board of Directors upon which he may serve, in good faith, in a manner he reasonably believes to be in the best interests of the Corporation, and with such care as an ordinarily pru-dent person in a like position would use under similar circumstances.

(c) In performing his duties, a Director shall be entitled to rely on in-formation, opinions, reports or statements, including financial statements and other financial data, in each case prepared or presented by:

(1) One or more officers or employees of the Corporation whom the Director reasonably believes to be reliable and competent in the matters presented;

(2) Counsel, public accountants or other persons as to matters which the Director reasonably believes to be within such persons' professional or ex-pert competence; or

(3) A committee of the Board of Directors upon which he does not serve, duly designated in accordance with a provision of the Articles of Incorpo-ration or these Bylaws, as to matters within its designated authority, which committee the Director reasonably believes to merit confidence.

(d) A Director shall not be considered to be acting in good faith if he has knowledge concerning the matter in question that would cause such reli-ance described above to be unwarranted.

(e) A person who performs his duties in compliance with this section shall have no liability by reason of being or having been a Director of the Cor-poration.

Section 5. Number. The number of Directors of the Corporation shall be three (3). This number may be increased or decreased from time to time by amendment to these Bylaws or by the election of additional directors, but no decrease shall have the effect of shortening the term of any incumbent Director.

Section 6.  Election and Term.

(a) Each person named in the Articles of Incorporation as a member of the initial Board of Directors shall hold office until the first annual meeting of stockholders and until his successor shall have been elected and quali-fied or until his earlier resignation, removal from office or death.

(b) At the first meeting of stockholders and at each annual meeting there-after, the stockholders shall elect Directors to hold office until the next succeeding annual meeting. Each Director shall hold office for the term for which he is elected and until his successor shall have been elected and qualified or until his earlier resignation, removal from office or death.

Section 7.  Removal of Directors.

(a) At a meeting of stockholders called expressly for that purpose, any Director or the entire Board of Directors may be removed, with or without cause, by a vote of the holders of a majority of the shares then entitled to vote in an election of Directors.

(b) If less than the entire Board of Directors is to be removed and if cu-mulative voting is permitted by the Articles of Incorporation, no one of the Directors may be removed if the votes cast against his removal would be sufficient to elect him if then cumulatively voted at an election of the entire Board of Directors.

Section 8. Resignation of Director. A Director may resign from the Board of Directors by providing written notification of such resignation to the President of the Corporation, and such resignation shall become effective immediately upon receipt by the President of said written notification or at such later date as may be specified in the notification.

Section 9. Vacancies. Any vacancy occurring in the membership of the Board of Directors, including any vacancy created by reason of an increase in the number of Directors, may be filled by the affirmative vote of a ma-jority of the remaining Directors though less than a quorum of the Board of Directors. A Director so elected shall hold office until the next election of Directors by the stockholders.

ARTICLE VI.  DIRECTORS' MEETINGS

Section 1. Regular Meetings. The Board of Directors shall hold, without notice, a regular meeting immediately after the adjournment of the annual meeting of stockholders and such other regular meetings as they may, by resolution, designate from time to time.

Section 2. Special Meetings. Special meetings of the Board of Directors may be called at any time by the President of the Corporation or by any two Directors.

Section 3. Place of Meeting. All meetings of the Board of Directors shall be held at the principal place of business of the Corporation or at such other place, either within or without the State of Florida, as the Direc-tors may from time to time designate; provided, however, no such meeting shall be held outside the State of Florida if at least two (2) Directors object in writing not less than three (3) days before such meeting.

Section 4. Notice of Meeting. Written or printed notice stating the place, day and hour of any special meeting of the Board of Directors must be given to each Director not less than five (5) nor more than thirty (30) days before the meeting, by or at the direction of the President or other persons calling the meeting. Notice shall be given either personally or by telegram, cablegram or first class mail; and if mailed, the notice shall be deemed to be given when deposited in the United States mail addressed to the Director at his address, as it appears in the records of the Corpora-tion, with postage thereon prepaid. Except as otherwise specified in these Bylaws, the notice need not specify the business to be transacted at, nor the purpose of, any meeting.

Section 5. Waiver of Notice. A written waiver of notice signed by any Di-rector, whether before or after any meeting, shall be equivalent to the giving of timely notice to said Director. Attendance of a Director at a meeting shall constitute a waiver of notice of such meeting and waiver of any and all objections to the place of the meeting, the time of the meet-ing, or the manner in which it has been called or convened, except when a Director attends a meeting for the express purpose, as stated at the begin-ning of the meeting, of objecting to the transaction of business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any annual or special meeting of the Di-rectors need be specified in any written waiver of notice.

Section 6. Presumption of Assent. A Director of the Corporation who is present at a meeting of the Board of Directors at which action on any cor-porate matter is taken shall be presumed to have assented to the action taken, unless he votes against such action or abstains from voting in re-spect thereto because of an asserted conflict of interest.

Section 7. Adjourned Meeting. A majority of the Directors present, whether or not a quorum exists, may adjourn any meeting of the Board of Di-rectors to another time and place. Notice of any such adjourned meeting shall be given to the Directors who were not present at the time of the ad-journment and, unless the time and place of the adjourned meeting are an-nounced at the time of the adjournment, to the other Directors.

Section 8. Quorum. A majority of the number of Directors fixed by these Bylaws shall constitute a quorum for the transaction of business at any meeting of the Directors, unless otherwise specifically provided by the Ar-ticles of Incorporation, these Bylaws or applicable law. Attendance shall be either in person or by telephonic or radio connection whereby the dis-tant Director and those Directors present in person all hear and may speak to and be heard on the matters raised therein.

Section 9. Voting. Each Director who is entitled to vote and who is pre-sent at any meeting of the Board of Directors shall be entitled to one (1) vote on each matter submitted to a vote of the Directors. An affirmative vote, of a majority of the Directors present at a meeting of Directors at which a quorum is present, shall constitute the approval, ratification and confirmation of the Board of Directors.

Section 10. Proxies Prohibited. No Director may authorize another person or entity to act in said Director's stead by proxy or otherwise.

Section 11. Action by Directors Without a Meeting. Any action required or which may be taken at a meeting of the Directors, or of a committee thereof, may be taken without a meeting if a consent in writing, setting forth the action so to be taken, shall be signed by all of the Directors or all of the members of the committee, as the case may be. Such consent shall have the same effect as a unanimous vote.

Section 12.  Directors' Conflicts of Interest.

(a) No contract or other transaction between the Corporation and one or more of its Directors or any other corporation, firm, association or entity in which one or more of the Directors are directors or officers or are financially interested shall be either void or voidable because of such relationship or interest, or because such Director or Directors are present at the meeting of the Board of Directors or a committee thereof which authorizes, approves or ratifies such contract or transaction, or because his or their votes are counted for such purpose, if:

(1) The fact of such relationship or interest is disclosed or known to the Board of Directors or committee which authorizes, approves or ratifies the contract or transaction by a vote or consent sufficient for the purpose, even though less than a majority of the quorum, without counting the votes or consents of such interested Directors; or

(2) The fact of such relationship or interest is disclosed or known to the stockholders entitled to vote, and they authorize, approve or ratify such contract or transaction by vote or written consent; or

(3) The contract or transaction is fair and reasonable as to the Corpora-tion at the time it is authorized by the Board of Directors, a committee or the stockholders.

(b) Common or interested Directors may be counted in determining the pres-ence of a quorum at a meeting of the Board of Directors or a committee thereof which authorizes, approves or ratifies such contract or transac-tion.

(c) The position of director, officer or employee of a not-for-profit cor-poration held by a Director of the Corporation shall not be deemed to cre-ate a conflict of interest for such Director, with respect to approval of dealings between the Corporation and the not-for-profit corporation.

(d) In the event all Directors of the Corporation are directors, officers or employees of or have a financial interest in another corporation, firm, association or entity, the vote or consent of all Directors shall be counted for purposes of approving any contract or transaction between the Corporation and such other corporation, firm, association or entity.

Section 13. Procedure. The Board of Directors may adopt their own rules of procedure which shall not be inconsistent with the Articles of Incorpo-ration, these Bylaws or applicable law.

ARTICLE VII.  EXECUTIVE AND OTHER COMMITTEES

Section 1. Designation. The Board of Directors, by resolution adopted by a majority of the full Board of Directors may designate from among its mem-bers an executive committee and one or more other committees. The Board of Directors, by resolution adopted in accordance with this section, may des-ignate one or more Directors as alternate members of any such committee, who may act in the place and stead of any absent member or members at any meeting of such committee.

Section 2. Powers. Any committee designated as provided above shall have and may exercise all the authority granted to it by the Board of Directors, except that no committee shall have the authority to:

(a) Approve or recommend to stockholders actions or proposals required by law to be approved by stockholders;

(b) Designate candidates for the office of Director, for purposes of proxy solicitation or otherwise;

(c)  Fill vacancies on the Board of Directors or any committee thereof;

(d)  Amend the Bylaws;

(e) Authorize or approve the reacquisition of shares unless pursuant to a general formula or method specified by the Board of Directors; or

(f) Authorize or approve the issuance or sale of, or any contract to issue or sell, shares or designate the terms of a series of a class of shares, except that the Board of Directors, having acted regarding general authori-zation for the issuance or sale of shares, or any contract therefor, and, in the case of a series, the designation thereof, may, pursuant to a gen-eral formula or method specified by the Board of Directors by resolution or by adoption of a stock option or other plan, authorize a committee to fix the terms of any contract for the sale of the shares and to fix the terms upon which such shares may be issued or sold, including, without limita-tion, the price, the rate or manner of payment of dividends, provisions for redemption, sinking fund, conversion, voting or preferential rights, and provisions for other features of a class of shares, or a series of a class of shares, with full power in such committee to adopt any final resolution setting forth all the terms thereof and to authorize the statement of the terms of a series for filing with the Department of State.

ARTICLE VIII.  OFFICERS

Section 1. Designation. The officers of the Corporation shall consist of a president, one or more vice presidents (if determined to be necessary by the Board of Directors), a secretary and a treasurer. The Corporation shall also have such other officers, assistant officers and agents as may be deemed necessary or appropriate by the Board of Directors from time to time. Any two or more offices may be held by the same person. The failure to elect a president, vice president, secretary or treasurer shall not af-fect the existence of the Corporation. The office of the president may, in the discretion of the Board of Directors, be divided into the office of the chief executive officer and the office of the chief operating officer, pro-vided, that the office of the chief executive officer shall be the office of the president for purposes of state and federal laws requiring such of-fice or the signature of such officer.

Section 2. Duties. The officers of the Corporation shall have the follow-ing duties.

(a) President. The President shall be the Chief Executive Officer of the Corporation, shall have general and active management of the business and affairs of the Corporation subject to the directions of the Board of Direc-tors, and shall preside at all meetings of the stockholders and Board of Directors.

(b) Vice President. In the absence of the President or in the event of his death, inability or refusal to act, the Vice President (or in the event there is more than one vice president, the vice presidents in the order designated at the time of their election, or in the absence of any designa-tion, then in the order of their election) shall perform the duties of the President and, when so acting, shall have all the powers of and be subject to all the restrictions upon the President. Any Vice President may sign, with the Secretary or an Assistant Secretary, certificates for shares of the Corporation, and shall perform such other duties as from time to time may be assigned to him by the President or by the Board of Directors.

(c) Secretary. The Secretary shall have custody of, and maintain, all of the corporate records except the financial records; shall record the min-utes of all meetings of the stockholders and Board of Directors; send out all notices of meetings; and perform such other duties as may be prescribed by the Board of Directors or the President.

(d) Treasurer. The Treasurer shall have custody of all corporate funds and financial records, shall keep full and accurate accounts of receipts and disbursements and render accounts thereof at the annual meetings of stockholders and whenever else required by the Board of Directors or the President, and shall perform such other duties as may be prescribed by the Board of Directors or the President.

Section 3. Election. All officers shall be elected by the Board of Direc-tors.

Section 4. Tenure. Each officer shall take and hold office from the date of his election until the next annual meeting of the Board of Directors and until his successor shall have been duly elected and qualified or until his earlier resignation, removal from office or death.

Section 5. Resignation of Officers. Any officer or agent elected or ap-pointed by the Board of Directors may resign such office by providing writ-ten notification of such resignation to the President (or if the President is resigning, to the Vice President) of the Corporation.

Section 6.  Removal of Officers.

(a) Any officer or agent elected or appointed by the Board of Directors may be removed by the Board of Directors whenever in its judgment the best interests of the Corporation will be served thereby.

(b) Any officer or agent elected by the stockholders may be removed only by vote of the stockholders, unless the stockholders shall have authorized the Directors to remove such officer or agent.

(c) Removal of any officer shall be without prejudice to the contract rights, if any, of the person so removed; however, election or appointment of an officer or agent shall not of itself create contract rights.

Section 7. Vacancies. Any vacancy, however occurring, in any office, may be filled by the Board of Directors.

ARTICLE IX.  STOCK CERTIFICATES

Section 1. Issuance. Every holder of shares in the Corporation shall be entitled to have a certificate, representing all shares to which he is en-titled. No certificate shall be issued for any share until such share is fully paid.

Section 2.  Form.

(a) Certificates representing shares in this Corporation shall be signed by the President or Vice President and the Secretary or an Assistant Secre-tary and may be sealed with the seal of this Corporation or a facsimile thereof. The signatures of the President or Vice President and the Secre-tary or Assistant Secretary may be facsimiles if the certificate is manu-ally signed on behalf of a transfer agent or a registrar, other than the Corporation itself or an employee of the Corporation. In case any officer who signed or whose facsimile signature has been placed upon such certifi-cate shall have ceased to be such officer before such certificate is is-sued, it may be issued by the Corporation with the same effect as if he were such officer at the date of its issuance.

(b) If there is more than one class of stock, every certificate represent-ing shares issued by the Corporation shall set forth or fairly summarize upon the face or back of the certificate, or shall state that the Corpora-tion will furnish to any stockholder upon request and without charge a full statement of: the designations, preferences, limitations and relative rights of the shares of each class or series authorized to be issued; the variations in the relative rights and preferences between the shares of each series so far as the same have been fixed and determined; and the au-thority of the Board of Directors to fix and determine the relative rights and preferences of subsequent series.

(c) Every certificate representing shares which are restricted as to the sale, disposition or other transfer of such shares shall state that such shares are restricted as to transfer and shall set forth or fairly summa-rize upon the certificate, or shall state that the Corporation will furnish to any stockholder upon request and without charge a full statement of, such restrictions.

(d) Each certificate representing shares shall state upon the face thereof: the name of the Corporation; that the Corporation is organized un-der the laws State of Florida; the name of the person or persons to whom issued; the number and class, if any, of shares, and the designation of the series, if any, which such certificate represents; and the par value of each share represented by such certificate, or a statement that the shares are without par value.

Section 3. Transfers of Stock. Transfers of stock shall be made only upon the stock transfer books of the Corporation, kept at the registered office of the Corporation or at its principal place of business, or at the office of its transfer agent or registrar; and before a new certificate is issued, the old certificate shall be surrendered for cancellation and shall be properly endorsed by the holder of record or by his duly authorized attor-ney. The Board of Directors may, by resolution, open a share register in any state of the United States and may employ an agent or agents to keep such register and to record transfers of shares therein.

Section 4. Registered Owner. Registered stockholders only shall be enti-tled to be treated by the Corporation as the holders in fact of the stock standing in their respective names, and the Corporation shall not be bound to recognize any equitable or other claim to or interest in any share on the part of any other person, whether or not it shall have express or other notice thereof, except as expressly provided by the laws of the State of Florida.

Section 5. Lost, Stolen or Destroyed Certificates. The Corporation shall issue a new stock certificate in the place of any certificate previously issued if the holder of record of the certificate:

(a) Makes proof in affidavit form that it has been lost, destroyed or wrongfully taken;

(b) Requests the issuance of a new certificate before the Corporation has notice that the certificate has been acquired by a purchaser for value in good faith and without notice of any adverse claim;

(c) Gives bond or other security in such form as the Corporation may di-rect to indemnify the Corporation, the transfer agent and registrar against any claim that may be made on account of the alleged loss, destruction or theft of a certificate; and

(d) Satisfies any other reasonable requirements imposed by the Corpora-tion.

Section 6. Fractional Shares or Scrip. The Corporation may, but shall not be obliged to, issue a certificate for a fractional share, which shall en-title the holder to exercise voting rights, to receive dividends thereon, and to participate in any of the assets of the Corporation in the event of liquidation. In lieu of fractional shares, the Board of Directors may pro-vide for the issuance of scrip in registered or bearer form which shall en-title the holder to receive a certificate for a full share upon the surren-der of such scrip aggregating a full share.

Section 7. Shares of Another Corporation. Shares owned by the Corporation in another corporation, domestic or foreign, may be voted by such officer, agent or proxy as the Board of Directors may determine or, in the absence of such determination, by the President of the Corporation.

ARTICLE X.  DIVIDENDS

Section 1. Declaration. The Board may from time to time declare, and the Corporation may pay, dividends on its shares in cash, property or its own shares, except when the Corporation is insolvent, when the payment thereof would render the Corporation insolvent, or when the declaration or payment thereof would be contrary to any restrictions contained in the Articles of Incorporation, subject to the following provisions:

(a) Dividends in cash or property may be declared and paid, except as otherwise provided in this section, only out of the unreserved and unre-stricted earned surplus of the Corporation or out of capital surplus, how-soever arising, but each dividend paid out of capital surplus shall be identified as a distribution of capital surplus, and the amount per share paid from such surplus shall be disclosed to the stockholders receiving the same concurrently with the distribution.

(b) Dividends may be declared and paid in the Corporation's own treasury shares.

(c) Dividends may be declared and paid in the Corporation's own authorized but unissued shares out of any unreserved and unrestricted surplus of the Corporation upon the following conditions:

(1) If a dividend is payable in shares having a par value, such shares shall be issued at not less than the par value thereof, and there shall be transferred to stated capital, at the time such dividend is paid, an amount of surplus equal to the aggregate par value of the shares to be issued as a dividend.

(2) If a dividend is payable in shares without par value, such shares shall be issued at such stated value as shall be fixed by the Board of Di-rectors by resolution adopted at the time such dividend is declared, and there shall be transferred to stated capital, at the time such dividend is paid, an amount of surplus equal to the aggregate stated value so fixed in respect of such shares; and the amount per share so transferred to stated capital shall be disclosed to the stockholders receiving such dividend con-currently with the payment thereof.

(d) No dividend payable in shares of any class shall be paid to the hold-ers of shares of any other class unless the Articles of Incorporation so provide or such payment is authorized by the affirmative vote or the writ-ten consent of the holders of at least a majority of the outstanding shares of the class in which the payment is to be made.

(e) A split-up or division of the issued shares of any class into a greater number of shares of the same class without increasing the stated capital of the Corporation shall not be construed to be a share dividend within the meaning of this section.

Section 2. Holders of Record. The holders of record shall be determined as provided in Article III of these Bylaws.

ARTICLE XI.  INDEMNIFICATION OF
OFFICERS, DIRECTORS, EMPLOYEES AND AGENTS

Section 1.  Indemnification For Actions, Suits or Proceedings.

(a) The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed ac-tion, suit or proceeding, whether civil, criminal, administrative or inves-tigative (other than an action by or in the right of the Corporation) by reason of the fact that he is or was a Director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partner-ship, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or pro-ceeding, including any appeal thereof, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The adverse termination of any action, suit or proceeding by judgment, order, settle-ment, conviction, or a plea of nolo contendere or its equivalent, shall not of itself create a presumption that the person did not act in good faith and in a manner in which he reasonably believed to be in or not opposed to the best interests of the Corporation, and with respect to any criminal ac-tion or proceeding, had reasonable cause to believe that his conduct was unlawful.

(b) The Corporation shall indemnify any person who was or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he is or was a Director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partner-ship, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation; provided, however, that no indemnification shall be made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the Corporation unless and only to the extent that the court in which such action or suit was brought shall deter-mine upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is firmly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

(c) To the extent that a Director, officer, employee or agent of the Cor-poration has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b), or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably in-curred by him in connection therewith.

(d) Any indemnification under subsections (a) or (b) (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the ap-plicable standard of conduct set forth in subsections (a) or (b). Such de-termination shall be made:

(1) By the Board of Directors by a majority vote of a quorum consisting of Directors who were not parties to such action, suit or proceeding, or

(2) If such a quorum is not obtainable, or even if obtainable, a quorum of disinterested Directors so directs, by independent legal counsel in a writ-ten opinion, or

(3) By the stockholders by a majority vote of a quorum consisting of stockholders who were not parties to such action, suit or proceeding.

(e) Expenses (including attorneys' fees) incurred in defending a civil or criminal action, suit or proceeding may be paid by the Corporation in ad-vance of the final disposition of such action, suit or proceeding as au-thorized in the manner provided in subsection (d) upon receipt of an under-taking by or on behalf of the Director, officer, employee or agent to repay such amount, unless it shall ultimately be determined that he is entitled to be indemnified by the Corporation as authorized in this section.

Section 2. Other Indemnification. The indemnification provided by these Articles shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any Bylaw, agreement, vote of stockhold-ers or disinterested Directors, or otherwise, both as to actions in his of-ficial capacity and as to actions in another capacity while holding such position and shall continue as to a person who has ceased to be a Director, officer, employee or agent and shall inure to the benefit of the heirs, ex-ecutors and administrators of such a person.

Section 3. Liability Insurance. The Corporation may purchase and maintain insurance on behalf of any person who is or was a Director, officer, em-ployee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corpo-ration, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Corporation shall have indemnified him against such liability under the provisions of this
Article XI.
ARTICLE XII.  BOOKS AND RECORDS

Section 1.  Books and Records.

(a) This Corporation shall keep correct and complete books and records of account and shall keep minutes of the proceedings of its stockholders, Board of Directors and committees of Directors.

(b) This Corporation shall keep at its registered office or principal place of business, or at the office of its transfer agent or registrar, a record of its stockholders, giving the names and addresses of all stock-holders and the number, class and series, if any, of the shares held by each.

(c) Any books, records and minutes may be in written form or in any other form capable of being converted into written form within a reasonable time.

Section 2. Stockholders' Inspection Rights. Any person who shall have been a holder of record of shares or of voting trust certificates therefor at least six (6) months immediately preceding his demand or shall be the holder of record of, or the holder of record of voting trust certificates for, at least five percent (5%) of the outstanding shares of any class or series of the Corporation, upon written demand stating the purpose thereof, shall have the right to examine, in person or by agent or attorney, at any reasonable time or times, for any proper purpose, its relevant books and records of accounts, minutes and records of stockholders and to make ex-tracts therefrom.

Section 3.  Financial Information.

(a) Not later than four (4) months after the close of each fiscal year, the Corporation shall prepare a balance sheet showing in reasonable detail the financial condition of the Corporation as of the close of its fiscal year, and a profit and loss statement showing the results of the operations of the Corporation during its fiscal year.

(b) Upon the written request of any stockholder or holder of voting trust certificates for shares of the Corporation, the Corporation shall mail to such stockholder or holder of voting trust certificates a copy of the most recent such balance sheet and profit and loss statement.

(c) The balance sheets and profit and loss statements shall be filed in the registered office of the Corporation in Florida, shall be kept for at least five (5) years, and shall be subject to inspection during business hours by any stockholder or holder of voting trust certificates, in person or by agent.

ARTICLE XIII.  CORPORATE SEAL

The Board of Directors shall provide a corporate seal which shall be circu-lar in form and shall have inscribed thereon the name of the Corporation, the state of incorporation and the year of incorporation.

ARTICLE XIV.  AMENDMENT TO BYLAWS

Section 1. By Stockholder. The stockholders, by the affirmative vote of a majority of the voting stock, shall have the power to alter, amend, and re-peal the Bylaws of this Corporation or to adopt additional Bylaws and any Bylaw so adopted may specifically provide that such Bylaw can only be al-tered, amended or repealed by the stockholders.

Section 2. By Directors. The Board of Directors, by affirmative vote of a majority of the Board of Directors, shall have the power to adopt addi-tional Bylaws or to alter, amend, and repeal the Bylaws of this Corpora-tion, except when any Bylaw adopted by the stockholders specifically pro-vides that such Bylaw can only be altered, amended, or repealed by the stockholders.


Exhibit 27  Financial Data Schedule